++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this preliminary prospectus supplement is not complete and + +may be changed. This preliminary prospectus supplement is not an offer to + +sell nor does it seek an offer to buy these securities in any jurisdiction +
+where the offer or sale is not permitted.                                     +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 Subject to Completion. Dated February 1, 2001
                                                               FILED PURSUANT TO
                                                                  RULE 424(b)(5)
                                                      REGISTRATION NO. 333-52544

           Prospectus Supplement to prospectus dated January 24, 2001
                                   1,200,000

                         [LOGO OF MARKEL CORPORATION]

                                 Common Shares

                                  -----------

  Markel Corporation is offering 878,940 of the shares to be sold in the offering. The selling security holders identified in this prospectus supplement are offering an additional 321,060 shares. Markel will not receive any proceeds from the sale of the shares being sold by the selling security holders.

  The common shares are quoted on the New York Stock Exchange under the symbol "MKL." The last reported sale price of the shares on January 31, 2001 was $164.75 per share.

  See "Risk Factors" beginning on page S-8 of this prospectus supplement and page 6 of the prospectus to read about certain factors you should consider before buying common shares.

                                  -----------

  Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

                                  -----------

                                                                Per Share Total
                                                                --------- -----
Initial price to public........................................   $       $
Underwriting discount..........................................   $       $
Proceeds, before expenses, to Markel...........................   $       $
Proceeds, before expenses, to the selling security holders.....   $       $

  To the extent the underwriters sell more than 1,200,000 common shares, the underwriters have the option to purchase up to an additional 180,000 shares from Markel at the initial price to public, less the underwriting discount.

                                  -----------

  The underwriters expect to deliver the shares against payment in New York,
New York on      , 2001.

Goldman, Sachs & Co.
                  Credit Suisse First Boston
                                                             Merrill Lynch & Co.

Cochran, Caronia Securities LLC

                 Ferris, Baker Watts
                     Incorporated
                               Legg Mason Wood Walker
                                     Incorporated

                                  -----------

                 Prospectus Supplement dated February  , 2001.

      This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of the common shares we are offering and certain other matters relating to us and our financial condition. The second part, the prospectus, gives more general information about securities we may offer from time to time, some of which does not apply to the common shares we and the selling security holders are offering. Generally, when we refer to the prospectus, we are referring to both parts of this document combined.

      You should rely only on the information contained in this document or to which this document refers you. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

                       NOTE ON FORWARD-LOOKING STATEMENTS

      This prospectus contains or incorporates by reference forward-looking statements. Forward-looking statements may be identified by the use of terms such as "believes," "expects," "estimate," "may," "intends," "plan," "will," "should" or "anticipates" or the negative thereof or similar expressions, or by discussions of strategy. We have based our forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about us, including:

  . uncertainties and changes in government policy, regulatory policy, statutory law or case law with respect to our companies, brokers or customers which can impede our ability to charge adequate rates and efficiently allocate capital;

  . the occurrence of man-made or natural catastrophic events;

  . the occurrence of significant changes in products or adverse changes in market conditions;

  . changing legal and social trends and the inherent uncertainties of the reserving process, including potential underwriting exposure to year 2000 claims;

  . loss of the services of any of our executive officers;

  . initiatives underway at Markel International to reorganize business units and to evaluate reinsurance programs and exposures that could lead to additional changes and expense;

  . that Markel International will make steady progress towards underwriting profitability;

  . the impact of US tax laws on our foreign subsidiaries;

  . changing rates of inflation and other economic conditions;

  . losses due to foreign currency exchange rate fluctuations;

  . ability to collect reinsurance recoverables;

  . changes in the availability, cost or quality of reinsurance;

  . developments in domestic and international financial markets that could affect our investment portfolios;

  . changes in the distribution or placement of risks due to increased consolidation of insurance and reinsurance brokers; and

  . the effects of mergers, acquisitions and divestitures.

      We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus supplement might not occur. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as at their dates.

                                    SUMMARY

    This summary highlights information about us, the selling security holders and the offering. Because this is a summary, it may not contain all the information you should consider before investing in our common shares. You should carefully read this entire prospectus supplement and the prospectus to which it relates. When we use the terms "Markel", "we" or "us", we are referring to Markel Corporation together with its consolidated subsidiaries, unless the context otherwise requires. Unless otherwise specified, all information in this prospectus supplement assumes no exercise of the underwriters' option to purchase additional shares.

                               Markel Corporation

    We are a specialty property and casualty insurer. We market and underwrite specialty insurance products and programs to a variety of niche markets. In each of these markets, we seek to provide quality products and excellent customer service so that we can be a market leader. We operate in four distinct areas of the specialty insurance market:

  . the excess and surplus lines market;

  . the specialty admitted market;

  . the London company market; and

  . the Lloyd's market.

    Our financial goals are to earn consistent underwriting profits and superior investment returns to build shareholder value. We are a Virginia corporation headquartered at 4521 Highwoods Parkway, Glen Allen, Virginia 23060-6148, telephone number (804) 747-0136.

    On March 24, 2000, we acquired Terra Nova (Bermuda) Holdings, Ltd, which has become our international division, now known as Markel International, and our existing U.S. operations became Markel North America. All of the financial information in this prospectus includes the results of Markel International only since the date of acquisition.

Strategy

    In order to meet our financial goals of consistent underwriting profits and superior investment returns to build shareholder value, we have set the following objectives in managing our business:

  . To maintain a leadership position in the specialty insurance market;

    By focusing on specialty markets where customers have specialized needs we seek to add value through strong customer service and underwriting expertise. We believe this enables us to compete on a basis other than price. Markel North America is the fifth largest domestic excess and surplus writer in the United States as measured by direct premiums written.* For the 2000 year of account, Markel Capital was the fifth largest capital provider at Lloyd's with $454 million of capacity, net of commission.**

    We believe the acquisition of Markel International provides us with additional opportunities to grow profitably in specialty insurance markets on a worldwide basis. Markel International writes specialty property, casualty, marine and aviation insurance on a direct and reinsurance basis. Business is written worldwide with the majority coming from the United Kingdom and the United States.

--------
 * Annual Review of the Excess and Surplus Lines Industry, A.M. Best Company Special Report (2000)
** Rating of the Lloyd's Market, Standard & Poor's (Nov. 2000).

  . To earn consistent underwriting profits by focusing on specialty insurance and market niches where we have underwriting expertise;

    We have reported underwriting profits in 12 of the last 15 years. Markel North America continuing operations has reported underwriting profits for 14 of the last 15 years. We believe the ability to achieve consistent underwriting profits demonstrates knowledge and expertise in our niche markets, commitment to superior customer service and the ability to manage insurance risk. In all of our markets we seek to compete by developing specialty products to meet well-defined market needs and by maintaining relationships with brokers and insureds who rely on our expertise.

    Since our acquisition of Terra Nova, we have made significant strides in refocusing Markel International on underwriting profitability. In an effort to refocus Markel International, we have reduced eleven underwriting units to five; we have established a new management team in one location; underwriters' bonuses are now based on underwriting profitability and exclude consideration of investment income; we have reduced staff from approximately 775 to 567; we have formed a run-off unit to focus on discontinued lines; and we have centralized investment, accounting and actuarial functions. For the year ended December 31, 1999, the last full year of control by prior management, Markel International controlled gross premium volume of approximately $1 billion. As a result of our aggressive focus on reunderwriting and accepting only profitable business, Markel International's full year 2000 gross premium volume dropped to $705 million and we anticipate 2001 gross premium volume of $600 to $650 million at Markel International.

  . To offer a broad array of specialty products through many different methods of distribution;

    Our combined operations offer over 85 different products, no one of which represents more than 7.5% of gross written premium. This allows us to enter and exit product lines quickly and opportunistically in order to achieve our underwriting profitability goals. We offer our products through retail agents, wholesale brokers, direct marketing and the Internet. Because of our wide range of distribution channels, we are able to choose the method of distribution that maximizes our opportunity to earn underwriting profits.

  . To achieve superior investment returns;

    Our five and ten-year weighted average annual return on our total portfolio at December 31, 2000, was 8.4% and 8.9%, respectively. Our five and ten-year weighted average annual return on our equity portfolio at December 31, 2000, was 16.0% and 16.8%, respectively. Approximately three-quarters of our investable assets come from premiums paid by policyholders. Policyholder funds are invested predominately in high quality corporate, government and municipal bonds with relatively short duration. The balance, comprised of shareholder funds, is available to be invested in equity securities, which, over the long run, have produced higher returns relative to fixed income investments. We seek to invest in companies with the potential for appreciation and hold these investments over the long term.

  . To establish loss reserves which are more likely to prove redundant than deficient;

    Our Markel North America operations have reported reserve redundancies for each of the past ten years. We continually review our business and seek to assure that the reserves we provide are more likely to prove adequate to meet future exposure than to be deficient. Current loss estimates affect not only current financial results, but also influence many pricing and risk selection decisions. If we are conservative in our approach to setting current estimates, then future decisions based on those estimates should also be consistently conservative.

  . To align employee interests with those of shareholders through our compensation policies;

    Our executives' incentive compensation is tied to our compound growth in book value. We believe that growth in book value per share is the most comprehensive measure of success due to the fact that it includes all underwriting and investing results. A portion of the incentive compensation available to all employees is based on unit profitability and our achievement of our growth in book value goals. Moreover, our underwriters have the opportunity to receive significant cash bonuses based on underwriting results, and their underwriting results do not consider investment results. All of our North American employees receive a portion of their 401k contributions in the form of our common shares. We have essentially eliminated the practice of granting stock options because we do not believe they encourage employees to act like owners. Instead, we have instituted stock purchase and unsecured loan plans with subsidized interest to encourage employee share ownership. At December 31, 2000, we estimate that at least 62% of our associates own some common shares and that total associates' ownership, including executive officers and directors, is approximately 22.1% of our outstanding shares.

  . To build shareholder value by growing book value per share.

    We assess our effectiveness in building shareholder value through the measurement of growth in book value per share. We recognize that it may be difficult to grow book value per share consistently each and every year, so we measure ourselves over longer periods of time. Our goal is to grow book value per share by an annual compound growth rate of 20% measured over a five year period. For the five and ten years ended December 31, 2000, our book value per share has grown at a compound annual rate of 21% and 26%, respectively. As adjusted to exclude the benefit of issuing equity securities in the Terra Nova acquisition and to exclude the goodwill amortization costs resulting from that transaction, our five and ten-year compound rate of growth in book value per share was 16% and 23%, respectively.

Recent Developments

    On January 31, 2000, we announced a net loss of $1.13 and $3.99 per diluted share, respectively, for the quarter and year ended December 31, 2000. The 2000 year results were affected by various items. Markel North America continued to show strong underwriting profitability with a combined ratio of 97% for 2000. Offsetting this strong result in Markel North America were underwriting losses at Markel International and reserve strengthening in the third quarter on Gryphon discontinued lines. Comprehensive income was $8.28 and $11.78 per diluted share, respectively, for the quarter and year ended December 31, 2000 due to lower interest rates and increased valuations for our value oriented equity investments.

    Book value per common share was $102.63 at December 31, 2000 compared to $68.59 at December 31, 1999. The increase was primarily due to common shares and contingent value rights issued to acquire Markel International. Book value also increased due to the increased market value of our investment portfolio. Excluding the effect of equity issued and goodwill amortization costs resulting from the Terra Nova acquisition, the five year compound annual rate of growth in book value per share was 16%. See "Recent Developments" beginning on page S-22.

                                  The Offering

  Common stock offered

     By Markel........................................ 878,940 shares
     By the selling security holders.................. 321,060 shares

  Common stock to be outstanding after this offering.. 8,210,000 shares

  Use of Proceeds..................................... To reduce debt and for other corporate
                                                       purposes. We will not
                                                       receive any proceeds
                                                       from the selling
                                                       security holders' sale
                                                       of shares.

  Risk Factors........................................ See "Risk Factors" and
                                                       other information
                                                       included in this
                                                       prospectus supplement
                                                       and the prospectus for a
                                                       discussion of factors
                                                       you should consider
                                                       before deciding to
                                                       invest in common shares.

  New York Stock Exchange symbol...................... "MKL"

                                  RISK FACTORS

Because the risk profile of the business written and the reinsurance program of recent acquisitions is different from ours, we may incur additional charges.

    The risk profile of the business written and reinsurance programs of our recent acquisitions, Terra Nova and Gryphon, was not wholly consistent with those of our other operations. For example, each of Gryphon and Terra Nova historically wrote policies with large limits and purchased reinsurance to reduce the net retention to a smaller sum. Such reliance on reinsurance may create credit risk as a result of the reinsurer's inability or unwillingness to pay reinsurance claims when due. We have begun to implement policies to reduce this reliance on reinsurance in the future, but must still account for and collect reinsurance for business written prior to our acquisition. Deterioration in the credit quality of existing reinsurers or disputes over the terms of reinsurance could result in additional charges, which may affect our profitability.

Because loss reserves are estimates based upon historical experience and statistical data, there can be no assurances that the loss reserves for recent acquisitions are adequate and that there will not be any future impact on our financial performance.

    It has long been our policy to establish loss reserves at a level that we believe is more likely to prove redundant rather than deficient. Many other companies in the insurance industry establish loss reserves that are "adequate," often defined as the mid-point of an actuarially determined range, i.e. as likely to be too little as too much. When we acquire a company we seek to apply our policy over time to the reserving practices of the acquired company. However, because loss reserve estimates are based on historical experience and statistical analyses, we often do not have sufficient information for a period of time following the date of an acquisition to implement this policy immediately. As we continue to gather information and obtain additional experience we can better implement our approach and, depending on the relevant experience, this may result in additional charges to strengthen reserves.

Our ability to effectively manage the integration of Terra Nova is crucial to our future financial and operational success.

    The Terra Nova acquisition presented integration issues that we anticipated and are in the process of managing. We have downsized staff, discontinued unprofitable lines of business, integrated or replaced information systems and most importantly, instilled the "Markel Style," which is focused on underwriting profitability and superior investment returns to build shareholder value, in our continuing staff. This process is ongoing at Markel International and our ability to effectively manage these issues is crucial to our future financial and operational success. Although we have taken steps to identify and discontinue operations that are not sufficiently profitable, there may be additional business lines at Markel International which we will determine to discontinue in the future and for which we may need to incur additional charges. There can be no assurance as to the period of time necessary to complete such implementation or as to the effect on future operations.

Our ability to service our debt will be primarily dependent on dividend payments from Markel North America because Markel International will not be in a position to pay meaningful dividends for a period of time.

    Because we are a holding company that conducts all of our operations through subsidiaries, our ability to repay principal and interest on outstanding indebtedness is dependent on the level of investments held at our holding company and earnings and cash flow of our subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to us. Due to its losses and expected capital needs, we do not expect that Markel International will be in a position to pay any meaningful dividends to us for a period of time and consequently our obligations must be met from investments on hand and dividends issued by Markel North America. If Markel North America were unable to declare dividends in sufficient amounts, either as a result of lack of funds or due to regulatory constraints, we might not be able to meet our debt obligations. We have not in the past and do not intend to declare cash dividends on our common shares.

                         SELECTED FINANCIAL INFORMATION
                  (dollars in millions, except per share data)

                             As of and for the years ended December 31,
                            -------------------------------------------------
                              2000(1)   1999       1998      1997      1996
                            --------  --------   --------  --------  --------
Results of Operations
Earned premiums............ $    939  $    437   $    333  $    333  $    307
Net investment income......      154        88         71        69        51
Total operating revenues...    1,094       524        426       419       367
Net income (loss)..........      (28)       41         57        50        47
Comprehensive income
 (loss)....................       81       (40)        68        92        56

Financial Position
Total investments and
 cash...................... $  3,136  $  1,625   $  1,483  $  1,410  $  1,142
Total assets...............    5,473     2,455      1,921     1,870     1,605
Unpaid losses and loss
 adjustment expenses.......    3,037     1,344        934       971       936
Long-term debt.............      573       168         93        93       115
8.71% Capital Securities...      150       150        150       150       --
Shareholders' equity.......      752       383        425       357       268

Other Operating Data Per
 Diluted Share(2)
Core operations............ $  (2.31) $   8.17   $   8.10  $   7.43  $   6.03
Net realized gains
 (losses)..................     0.14     (0.10)      2.37      1.82      0.58
Nonrecurring items.........     1.16       --         --        --       2.05
Amortization expense.......    (2.98)    (0.87)     (0.30)    (0.33)    (0.36)
Net income (loss).......... $  (3.99) $   7.20   $  10.17  $   8.92  $   8.30

Per Share Data
Common shares outstanding
 (in thousands)............    7,331     5,590      5,522     5,474     5,458
Total investments and
 cash...................... $ 427.79  $ 290.69   $ 268.49  $ 257.51  $ 209.20
Book value................. $ 102.63  $  68.59   $  77.02  $  65.18  $  49.16
Growth in book value.......       50%      (11%)       18%       33%       25%
5-Year CAGR in book
 value(3)..................       21%       22%        23%       26%       26%
Closing stock price........ $ 181.00  $ 155.00   $ 181.00  $ 156.13  $  90.00

Ratio Analysis
GAAP combined ratio........      114%      101%        98%       99%      100%
Investment yield(4)........        6%        5%         5%        5%        5%
Total investment
 return(5).................       12%       (2%)        7%       11%        8%
Debt to total capital(6)...       39%       24%        14%       16%       30%

    The information as of and for each of the years in the four-year period ended December 31, 1999 has been derived from and should be read in conjunction with our audited consolidated financial statements and footnotes incorporated by reference into this prospectus. See "Where You Can Find More Information About Markel." The information as of and for the year ended December 31, 2000 is unaudited and has been derived from Markel's unaudited consolidated financial statements for that period. Certain reclassifications of prior years' amounts have been made to conform with 2000 presentations.

(1) On March 24, 2000, Markel acquired Terra Nova (Bermuda) Holdings Ltd. Terra Nova's results are included only since the date of acquisition.
(2) In evaluating its operating performance, Markel focuses on core underwriting and investing results, its core operations, before considering net gains or losses from the sale of investments, amortization expense and any nonrecurring items. These measures do not replace operating income or net income computed in accordance with generally accepted accounting principles as a measure of profitability.
(3)  CAGR--compound annual growth rate.
(4) Investment yield reflects net investment income as a percent of average invested assets.
(5) Total investment return includes net investment income, net realized investment gains or losses and the change in market value of the investment portfolio during the period as a percent of average invested assets.
(6) The 8.71% Capital Securities contain equity-like features, including Markel's option to defer interest payments for five years and a forty-nine year term. Due to these unique features, Markel considers the 8.71% Capital Securities as 100% equity for calculation purposes.

                                USE OF PROCEEDS

    We intend to use the net proceeds from the sale of the common shares to repay or retire a portion of our outstanding debt, which may include repayment of outstanding amounts under our $400 million revolving credit facility, and for other corporate purposes. We entered into our $400 million revolving credit facility in March 2000 in connection with our acquisition of Terra Nova and borrowed $245 million to fund a portion of that acquisition. In addition, we refinanced $75 million that was outstanding under our previous credit facility. Borrowings under this facility had a weighted average interest rate of 7.9% as of December 31, 2000. We will not receive any proceeds from the sale of the shares being sold by the selling security holders.

                                 CAPITALIZATION

    The table below shows our capitalization on a consolidated basis as of December 31, 2000. The "As Adjusted" column reflects our capitalization after giving effect to this offering of common shares and the use of the net proceeds to Markel from this offering, based upon an assumed public offering price of $164.75 per share, which was the last reported sale price of our common shares on the New York Exchange on January 31, 2001, assuming underwriting discounts and commissions and offering expenses of approximately $7.9 million and assuming all of the net proceeds are used to repay or retire long-term debt.

    You should read this table along with our audited financial statements contained in our most recent Annual Reports on Form 10-K as well as the information presented in our Quarterly Reports on Form 10-Q. See "Where You Can Find More Information About Markel."

                                                          December 31, 2000
                                                        ----------------------
                                                                        As
                                                          Actual     Adjusted
                                                        ----------  ----------
                                                             (dollars in
                                                             thousands)
Long-term debt......................................... $  573,111  $  436,208
8.71% Capital Securities...............................    150,000     150,000
Shareholders' equity:
  Common shares, no par value, 50,000,000 shares
   authorized, 7,330,918 shares issued and outstanding
   actual; 8,209,858 shares issued and outstanding, pro
   forma as adjusted for Markel's common shares
   offering............................................    752,372     889,275
                                                        ----------  ----------
  Total capitalization................................. $1,475,483  $1,475,483
                                                        ==========  ==========
Ratios:................................................
  Long-term debt to total capitalization...............         39%         30%
  Long-term debt and 8.71% Capital Securities
   to total capitalization.............................         49%         40%
Book value per share................................... $   102.63  $   108.32

                               MARKEL CORPORATION

                               Business Overview

    We sell specialty insurance products and programs to a variety of niche markets and believe that our specialty product focus and niche market strategy enable us to develop expertise and specialized market knowledge. We seek to provide quality products and customer service so that we can be a market leader. Our financial goals are to earn consistent underwriting profits and superior investment returns to build shareholder value.

    Domestically, we operate through six underwriting units focused on specific niches within the excess and surplus and specialty admitted markets. In the excess and surplus market, we write business through the following units:

  . Essex Excess & Surplus Lines;

  . Professional/Products Liability;

  . Brokered Excess & Surplus Lines; and

  . Markel Southwest Underwriters.

    In the specialty admitted market, we write business through:

  . Specialty Program Insurance; and

  . Specialty Personal and Commercial Lines.

    Markel International competes in the London insurance market, which is approximately evenly divided between the London company market and the Lloyd's market and which represented approximately $21.3 billion of the international insurance market in 1999, as measured by gross written premiums.* The London insurance market is known for its ability to provide innovative, tailored coverage and capacity for unique and hard-to-place risks. It is primarily a broker market, which means that insurance brokers bring most of the risks into the market. The London insurance market is also largely a subscription market, which means that risks brought into the market are typically insured by more than one insurance company or Lloyd's syndicate, often due to the large amount of insurance coverage required on a single risk. Because of Markel's underwriting philosophy, in the future when Markel International chooses to participate in the subscription market, it expects to do so primarily in the capacity of lead underwriter.

Specialty Insurance Market

    The specialty insurance market differs significantly from the standard market. In the standard market, insurance rates and forms are highly regulated, products and coverages are largely uniform with relatively predictable exposures, and companies tend to compete for customers on the basis of price. In contrast, the specialty market provides coverage for risks that do not fit the underwriting criteria of the standard carriers. Competition tends to focus less on price and more on availability, service and other value-based considerations. While specialty market exposures may have higher insurance risks than their standard market counterparts, we manage these risks to achieve higher financial returns. To reach our financial and operational goals we must have extensive knowledge and expertise in our markets. Most of our risks are considered on an individual basis and restricted limits, deductibles, exclusions and surcharges are employed in order to respond to distinctive risk characteristics.

    Markel North America's gross written premiums from continuing operations for the fourth quarter of 2000 increased 35% compared to the fourth quarter of 1999. This follows gross premium volume increases of 15% and 33% in the second and third quarters, respectively, of 2000 compared to 1999.
--------
*  The London Insurance Market, Association of British Insurers (Sept. 2000).

These increases are the result of increased submissions and increased prices. In many of our products we are also offering stricter coverage terms. We are optimistic that the property and casualty market will continue to improve but we also recognize that our markets are very competitive and we remain committed to maintaining our underwriting standards. We believe that using the proceeds of this offering to reduce our leverage will provide us with greater flexibility to take advantage of the improving conditions in the North American insurance market. There can be no assurance that this improvement will continue or that Markel will benefit from any such improvement.

    We operate in four distinct areas of the specialty insurance market. Markel North America operates domestically in the excess and surplus lines market and the specialty admitted market. Markel International operates in the London company market and the Lloyd's market. We are also in the process of running off discontinued lines.

    Excess and Surplus Market

    The excess and surplus market focuses on hard to place risks and risks that admitted insurers specifically refuse to write. Excess and surplus eligibility allows our insurance subsidiaries to underwrite nonstandard market risks with more flexible policy forms and unregulated premium rates. This typically results in coverages that are more restrictive and more expensive than the standard admitted market. In 1999, the excess and surplus market represented approximately $11 billion, or 4%, of the entire $306 billion, domestic property and casualty industry, as measured by direct premiums written.*

    Markel North America is the fifth largest domestic excess and surplus writer in the United States as measured by direct premiums written.* Four of our underwriting units write in the excess and surplus market.

    Specialty Admitted Market

    We also write business in the specialty admitted market. Most of these risks are unique and hard to place in the standard market, but for marketing and regulatory reasons, must remain with an admitted insurance company. In 1999, the specialty admitted market represented $9 billion, or 3%, of the entire property and casualty industry in the United States, as measured by direct premiums written. The specialty admitted market is subject to greater state regulation than the excess and surplus market, particularly with regard to rate and form filing requirements, restrictions on the ability to exit lines of business, premium tax payments and membership in various state associations, such as state guaranty funds and assigned risk plans. Two of our underwriting units write in the specialty admitted market.

    Lloyd's Market

    We participate in the Lloyd's Market through four Lloyd's "syndicates" and our capital provider, Markel Capital Ltd. Our syndicates also offer insurance and reinsurance world-wide.

    The Lloyd's market has been in existence for more than 300 years but has recently undergone significant changes. For most of its existence, capital at Lloyd's was provided by individual investors or "names" who subscribed annually to provide "capacity" or capital to one or more "syndicates," which were not legal entities but only an amalgamation of the individuals participating in that syndicate. The syndicates were managed by "managing agents" who controlled all business decisions for the syndicates.

    Following several years of downturns and faced with a need for new capital, Lloyd's began to allow "corporate" capital providers beginning in 1993. This source of capital has steadily grown and
--------
* Annual Review of the Excess and Surplus Lines Industry, A.M. Best Company Special Report (2000).

represented approximately 80% of total underwriting capacity in 2000.* Corporate capital providers often provide a majority or all of a syndicate's capacity and also often own or control the syndicate's managing agent. This structure now permits the capital provider to exert greater influence on, and demand greater accountability for, underwriting results.

    The Lloyd's market ranks as the world's fifth largest insurer of commercial risks and sixth largest global reinsurer.* For the 2000 year of account, Markel Capital was the fifth largest capital provider at Lloyd's with $454 million of capacity, net of commission.*

    London Company Market

    Insurance companies based in London operate in the London company market. They offer insurance and reinsurance world-wide. One of our underwriting units, Terra Nova Insurance Company, participates in the London company market.

    Discontinued Lines

    Discontinued lines represent lines of business acquired in the Gryphon and Terra Nova acquisitions where we have discontinued writing business. These lines were discontinued because we believe some aspect of the product, such as risk profile or competitive environment, will not allow us to earn consistent underwriting profits.

Underwriting Philosophy

    By focusing on specialty insurance and market niches where we have underwriting expertise we seek to earn consistent underwriting profits. Underwriting profits are a key component of our business strategy. We believe the ability to achieve consistent underwriting profits demonstrates knowledge and expertise in our niche markets, commitment to superior customer service and the ability to manage insurance risk.

    Underwriting Results

    For the year ended December 31, 2000 our combined ratio was 114%. This represents only the third time in the past fifteen years that our annual combined ratio exceeded 100%. The combined ratio measures the relationship of incurred losses, loss adjustment expenses and underwriting, acquisition and insurance expenses to earned premiums. Our 2000 underwriting losses were primarily due to underwriting losses at Markel International. When Markel International was acquired, we expected underwriting losses from programs that we planned to discontinue and from the continuing programs that we planned to reprice and reunderwrite.

    Since the acquisition, we have closed four unprofitable syndicates and discontinued other unprofitable business lines within Markel International. A run-off unit has been established at Markel International to aggressively manage discontinued programs and allow the business units to focus on earning underwriting profits. Markel International is expected to make steady progress towards underwriting profitability.
--------
*   Rating of the Lloyd's Market, Standard and Poor's (Nov. 2000).

    The following table sets forth the combined ratios reported by Markel North America continuing operations, Markel International continuing operations, Discontinued Lines, and Markel Corporation for the periods indicated.

                                   1992  1993  1994  1995  1996  1997  1998  1999  2000
                                   ----  ----  ----  ----  ----  ----  ----  ----  ----
Markel North America..............  97%   97%   97%   99%  100%   99%   98%   96%   97%
Markel International..............  --    --    --    --    --    --    --    --   116%
Discontinued Lines................  --    --    --    --    --    --    --   150%  174%
Markel Corporation................  97%   97%   97%   99%  100%   99%   98%  101%  114%

    At December 31, 2000, there were $65.3 million of Discontinued Lines unearned premiums on our balance sheet. As the unprofitable programs included in Discontinued Lines run off, the negative impact of the Discontinued Lines combined ratio should decrease.

Gross Premium Volume

    Following is a comparison of gross premium volume by significant underwriting area for the years ended December 31, 2000 and 1999:

                                                               Gross Premium
                                                                  Volume
                                                            Year Ended December
                                                                    31,
                                                            -------------------
                                                               2000      1999
(dollars in thousands)                                      ---------- --------
Excess and Surplus Lines................................... $  574,305 $425,774
Specialty Admitted.........................................    137,085  132,889
London Company Market......................................     80,927      --
Lloyd's Market.............................................    276,699      --
Discontinued Lines.........................................     62,853   36,285
                                                            ---------- --------
  Total.................................................... $1,131,869 $594,948
                                                            ========== ========

                              Markel North America

Gross Premium Volume

    The following table shows gross premium volume for Markel North America for the years ended December 31, 2000 and 1999:

                                                               Gross Premium
                                                                  Volume
                                                                Year Ended
                                                               December 31,
                                                             ------------------
                                                               2000      1999
(dollars in thousands)                                       --------  --------
Essex Excess & Surplus Lines................................ $211,951  $185,615
Professional/Products Liability.............................  184,482   155,611
Brokered Excess & Surplus Lines.............................  149,933    84,548
Markel Southwest Underwriters...............................   27,939       --
Specialty Program Insurance.................................   90,843    82,501
Specialty Personal and Commercial Lines.....................   46,242    50,388
Discontinued Lines..........................................   (6,041)   36,285
                                                             --------  --------
  Total..................................................... $705,349  $594,948
                                                             ========  ========

Excess and Surplus Market

    Essex Excess & Surplus Lines

    Essex Excess & Surplus Lines writes a variety of coverages, focusing on light-to-medium casualty exposures for businesses such as:

  . artisan contractors,

  . habitational risks,

  . restaurants and bars,

  . child and adult care facilities,

  . vacant properties,

  . office buildings, and

  . light manufacturing operations.

    Essex Excess & Surplus Lines also writes property insurance on classes of business ranging from small, single location risks to large, multi-state, multi-location risks. Property coverages consist principally of fire and allied lines, such as windstorm, hail and water damage, and more specialized property coverages. In addition Essex Excess & Surplus Lines offers coverages for heavier property risks on both an excess and primary basis, including earthquake, through its special property division. These risks are typically larger and are of a low frequency/high severity nature.

    Essex Excess & Surplus Lines' inland marine facility provides coverages for risks that include:

  . motor truck cargo,

  . logging equipment,

  . warehouseman's legal liability,

  . builder's risk, and

  . contractor's equipment.

    The ocean marine facility writes risks that include:

  . marinas,

  . hull coverage,

  . cargo, and

  . builder's risk for yacht manufacturers.

    The specialty transportation division focuses on commercial vehicles such as trucks, buses, and high value automobiles. In addition, the specialty transportation division offers liability coverages for both individual and fleets of taxi-cabs and a dealer contingent liability program.

    Most of Essex Excess & Surplus Lines' business is generated by approximately 175 professional surplus lines general agents who have limited quoting and binding authority. Special property, brokerage inland marine and ocean marine produce business on a brokerage basis through approximately 305 wholesale brokers. Essex Excess & Surplus Lines seeks to be a substantial underwriter for its producers in order to enhance the likelihood of receiving the most desirable underwriting opportunities. Essex Excess & Surplus Lines writes the majority of its business in Essex Insurance Company.

    Professional/Products Liability

    The primary focus of the Professional/Products Liability unit is tailored coverages that offer unique solutions for highly specialized professions. These include:

  . medical malpractice for physicians and allied healthcare risks, and

  . professional liability for lawyers, architects and engineers, insurance companies, agents and brokers, and management consultants.

    Miscellaneous errors and omissions coverage is targeted to start ups, small businesses and emerging technologies. Products liability insurance is also offered with a focus on newly developed business products and new technology. In addition, for-profit and not-for-profit directors and officers liability coverage, and employment practices liability coverages are offered.

    The Professional/Products Liability unit was one of the first to enter the emerging employment practices liability insurance (EPLI) market. EPLI provides coverage for the defense of alleged inappropriate employment practices not typically covered under traditional business coverages. This unit also provides a full menu of loss prevention services to all customers which can be accessed by telephone, the Internet and through live seminars across the United States.

    Business is written nationwide and is developed through approximately 350 wholesale brokers. The Professional/Products Liability unit writes most of its excess and surplus business in Evanston Insurance Company, which represents the majority of its business. Admitted programs for these coverages are written in Deerfield Insurance Company.

    Brokered Excess & Surplus Lines

    Brokered Excess & Surplus Lines is comprised of the following divisions:

  . primary casualty,

  . property,

  . excess and umbrella, and

  . environmental.

    The primary casualty division's areas of expertise are hard to place, large general liability and products liability accounts. The majority of the general liability book of business is comprised of coverages for commercial and residential contractors. The division also specializes in writing manufacturing accounts with substantial products liability exposures. Examples include:

  . sporting goods manufacturers,

  . toy manufacturers,

  . truck trailer manufacturers, and

  . vitamin supply manufacturers.

    The property division focuses on monoline property and package coverages for mercantile, industrial, habitational and builder's risk exposures. The excess and umbrella division provides umbrella and excess coverages primarily for small commercial insureds. The environmental division offers a complete array of environmental coverages including:

  . environmental professional liability,

  . contractors pollution liability, and

  . site-specific environmental impairment liability.

    The unit operates through approximately 100 wholesale brokers and writes the majority of its business in Evanston Insurance Company.

    Markel Southwest Underwriters

    On January 1, 2000, Markel acquired the renewal rights to the book of business previously produced by the Scottsdale, Arizona office of Acceptance Insurance Companies Inc. The purchase price consisted of offering employment to approximately 55 employees, assumption of the office lease and a small payment for furniture and fixtures. In return, Markel obtained the ability to quote on a book of business of approximately $100 million of which it planned to retain approximately $25 to $50 million of gross premium volume. Markel renamed the operation Markel Southwest Underwriters. After a short start-up period the Markel Southwest Underwriters unit began writing business in March 2000 and completed the year with gross premium volume of $28 million.

    The products offered by Markel Southwest Underwriters include coverages for light to medium casualty and property exposures and are similar to those offered by Markel's Essex Excess & Surplus Lines. Markel Southwest Underwriters products have a different geographical concentration from Essex Excess & Surplus Lines and are marketed through a separate network of approximately 72 professional and surplus lines general agents. The Markel Southwest Underwriters unit writes the majority of its business in Evanston Insurance Company.

Specialty Admitted Market

    Specialty Program Insurance

    Specialty Program Insurance focuses on providing total insurance programs for businesses engaged in similar highly specialized activities. These activities typically do not fit the risk profiles of standard insurers, which makes complete coverage difficult to obtain from a single insurer.

    The Specialty Program Insurance operation is organized into four product areas that concentrate on particular markets and customer groups. The property and casualty program division writes commercial coverages for youth and recreation oriented organizations, such as children's summer camps, conference centers and youth organizations, such as:

  . YM/YWCA's,

  . Boys' and Girls' Clubs,

  . child care centers,

  . nursery and Montessori schools,

  . gymnastic schools, and

  . martial arts and dance schools.

This division also writes commercial coverages for social service organizations, garages, gas stations, used car dealers and moving and storage operations. The agriculture division specializes in insurance coverages for horse-related risks, such as horse mortality coverage, and property and liability coverages for horse farms and boarding, breeding and training facilities. Liability insurance for sports organizations, and accident and medical insurance for colleges, universities and private schools are sold through the sports liability, accident and medical division. The Markel Risk Solutions facility develops customized insurance products for a variety of commercial insureds.

    The majority of Specialty Program Insurance business is produced by approximately 3,500 retail insurance agents. Management grants very limited underwriting authority to carefully selected agents and controls agency business through regular audits and pre-approvals. Certain products and programs are also marketed directly to consumers or through wholesale producers. Specialty Program Insurance is written primarily in Markel Insurance Company.

    Specialty Personal And Commercial Lines

    Specialty Personal and Commercial Lines markets and underwrites its insurance products in niche markets that are generally not served by large admitted carriers. The recreational products division concentrates on watercraft, yacht, motorcycle and property coverages. The watercraft program markets personal lines insurance coverage for personal watercraft, older boats and high performance boats; while small fishing ventures and small boat rentals are the focus of the commercial marine program. The yacht program is designed for experienced owners of moderately priced yachts. The motorcycle program's target market is mature riders of high value bikes. The property program provides coverage for dwellings which do not qualify for standard homeowners coverage.

    Specialty Personal and Commercial Lines products are characterized by high numbers of transactions, low average premiums and creative solutions for under-served and emerging markets. The unit distributes the watercraft, yacht and property products through wholesale and retail producers. The motorcycle program is marketed directly to the consumer, using direct mail, internet and telephone promotion as well as relationships with various motorcycle manufacturers, dealers and associations. The Specialty Personal and Commercial Lines unit writes the majority of its business in Markel American Insurance Company.

                              Markel International

Gross Premium Volume

    The table below sets forth gross premium volume for Markel International since the date of acquisition to December 31, 2000.

                                                            Gross Premium Volume
                                                            Since Acquisition to
                                                             December 31, 2000
(dollars in thousands)                                      --------------------
Syndicate 702.............................................        $107,146
Syndicate 1009............................................          86,240
Syndicate 1228............................................          42,713
Syndicate 1239............................................          40,600
Terra Nova Insurance Company..............................          80,927
Discontinued Lines........................................          68,894
                                                                  --------
 Total....................................................        $426,520
                                                                  ========

The Lloyd's Market

    Markel Capital

    We participate in the Lloyd's market through our corporate capital provider, Markel Capital. For the 2000 year of account, Markel Syndicate Management managed six syndicates and had $509 million aggregate underwriting capacity, net of commission, of which $454 million, or 89% was provided through Markel Capital. For the 2001 year of account, Markel Syndicate Management manages four syndicates with $405 million of aggregate underwriting capacity, net of commission, all of which is provided through Markel Capital.

    Our syndicates offer a wide range of insurance products and take an innovative, service-oriented approach to underwriting complex and unique risks. Our operating syndicates are as follows:

    Markel Syndicate 702

    Syndicate 702 focuses on professional and financial risk coverages, including professional indemnity, directors and officers liability, legal expenses and crime. It also underwrites kidnap and ransom, commercial, property and general liability coverages. The syndicate has capacity, net of commission, of $143 million for 2001.

    The syndicate was a pioneer of the Lloyd's "Service Company" concept. Service companies operate like an insurance company, providing insureds and brokers with direct access to decision-making underwriters who understand the local market. Syndicate 702 has four branch offices in the United Kingdom, all of which offer the syndicate's full range of products. The syndicate has also developed the capability to use the service company concept to write international business. In addition, the syndicate has established three branch offices in Australia, which offer the syndicate's core professional indemnity, directors and officers and crime covers.

    Marine Syndicate 1009

    Marine Syndicate 1009 underwrites a portfolio of energy, marine liability, hull, war, specie, cargo, aviation, space, property and excess of loss business (XL account). For 2001, Marine Syndicate 1009 has $143 million of capacity, net of commission.

    The energy account includes all aspects of upstream and downstream oil and gas activities. Coverage includes, but is not limited to, property damage, business interruption and well control. The liability account is primarily energy-related, as well as covering the traditional marine book, which includes charters, protection and indemnity and pollution liabilities. The hull account covers physical damage to ocean-going tonnage. Also offered are building and construction insurance, as well as coverage for high valued yachts and mortgagees interest. The war account covers marine, aviation and political risks. Political risks provide coverage for aspects of confiscation, terrorism, war on land and elements of contract frustration. The specie account includes coverage for fine art on exhibit and in private collections, securities, bullion, precious metals, cash in transit and jewelry. The cargo account is an international transit based book covering many types of cargo.

    The aviation account covers major and regional passenger airlines, cargo airlines, fixed wing and rotary wing operators, aviation products and ground liabilities. The space account is a facultative portfolio of space-related risks including launch risks, post-separation/commissioning phase and in-orbit operations. The property account consists primarily of large, risk managed exposures. The XL account covers marine, aviation and property business.

    Motor Syndicate 1228

    Syndicate 1228 specializes in commercial and private auto insurance in the United Kingdom. Coverage is provided for fleets of all sizes. The syndicate also provides coverage for private auto in niche markets and some traditional markets. The syndicate's approach to its business allows it to build strong relationships with a select number of intermediaries. Following the acquisition of Markel International, Markel significantly reduced writings at Syndicate 1228 and refocused the syndicate on its profitable U.K. fleet and private auto business. For 2001, the syndicate has $45 million of capacity, net of commission.

    Non-Marine Syndicate 1239

    Syndicate 1239 writes property, financial institutions, accident and health, contingency and casualty lines of business. Business is written on a direct, facultative, excess of loss and proportional treaty reinsurance basis. For 2001, the syndicate has $75 million of capacity, net of commission.

    The property account primarily consists of commercial and industrial risks. The financial institutions account includes fidelity bonds, computer crime, credit card fraud and cash in transit exposures. The casualty account primarily includes U.K. professional liability business. The accident and health account consists of medical expense, aviation, personal accident, and sports personal accident coverages.

The London Company Market

    Terra Nova Insurance Company's business is written internationally with approximately 55% of its gross premium volume coming from the United States for the year ended December 31, 2000. Terra Nova underwrites business on both a direct and reinsurance basis, covering property, casualty, accident and health and marine risks. In addition, Terra Nova writes excess and surplus lines property and automobile physical damage coverages in the United States. Coverage is also provided for crop, boiler and machinery, credit, surety, political risk exposure, theft, fidelity and crime as well as other miscellaneous lines such as contingency.

    Property treaty reinsurance includes excess of loss, stop loss, aggregate excess and proportional coverage. A significant portion of Terra Nova's excess of loss catastrophe and per risk treaty business comes from the United States and loss exposure is balanced by widely spread international property treaties.

    Terra Nova's casualty account includes treaty reinsurance for errors and omissions, directors and officers, medical malpractice and general liability risks as well as excess and surplus lines liability coverages often written in conjunction with property risks. Professional groups covered include architects, engineers, accountants, lawyers and insurance intermediaries.

    Terra Nova's marine book includes specie, cargo and protection and indemnity coverages. Terra Nova insures diamonds and precious stones, cash and securities, art galleries, private art collections, auction houses and fine art through its specie account.

                                  Reinsurance

    We enter into reinsurance agreements in order to reduce our liability on individual risks and to enable us to underwrite policies with higher limits. The following policies are being implemented on a going forward basis at Markel International.

    We attempt to minimize credit exposure to reinsurers and maintain a margin of safety through adherence to internal reinsurance guidelines. To become a reinsurance provider for Markel, we seek to have prospective companies generally meet the following criteria:

  . maintain an A.M. Best rating of "A" (excellent),

  . maintain minimum capital and surplus of $100 million, and

  . provide collateral for recoverables in excess of an individually established amount.

In addition, Markel North America's foreign reinsurers must provide collateral equal to 100% of recoverables, with the exception of reinsurers who are Lloyd's syndicates.

    The following table sets forth our reinsurance recoverables at December 31, 2000.

                                           Markel        Markel
                                        North America International   Total
(dollars in thousands)                  ------------- ------------- ----------
Reinsurance recoverable on unpaid
 losses................................   $399,586      $589,884    $  989,470
Reinsurance recoverable on paid
 losses................................     26,366        88,597       114,963
                                          --------      --------    ----------
  Total................................   $425,952      $678,481    $1,104,433
                                          ========      ========    ==========

                                  Investments

    Our business strategy clearly recognizes the importance of both underwriting profits and superior investment returns to build shareholder value. We rely on sound underwriting practices to produce investable funds while minimizing underwriting risk. Approximately three-quarters of our investable assets comes from premiums paid by policyholders. Policyholder funds are invested predominately in high quality corporate, government and municipal bonds with relatively short durations. The balance, comprised of shareholder funds, is available to be invested in equity securities, which, over the long run, have produced higher returns relative to fixed income investments. We seek to invest in companies with the potential for appreciation and hold these investments over the long term. We manage the investment portfolio ourselves rather than outsourcing it to third parties.

    Total investment returns include items which affect net income, such as net investment income and realized gains or losses from the sales of investments, as well as items which do not affect net income, such as changes in unrealized holding gains or losses. We do not intend to lower the quality of our investment portfolio in order to enhance or maintain yields. Our focus on long-term total investment returns may result in variability in the level of realized and unrealized investment gains or losses from one period to the next.

    The ultimate success of our investment strategy can be analyzed from the review of total investment returns over several years. The following table presents taxable equivalent total returns before and after the effects of foreign currency movements for the past five years:

Annual Taxable Equivalent Total Returns

                                                                   Weighted
                                                                   Average  Weighted
                                                                     Five   Average
                               Years Ended December 31,              Year   Ten Year
                          ---------------------------------------   Annual   Annual
                           1996    1997    1998    1999     2000    Return   Return
                          ------  ------  ------  ------   ------  -------- --------
Equities................    26.9%   31.4%   13.3%  (10.3)%   26.4%   16.0%    16.8%
Fixed maturities........     4.8%    9.2%    7.6%    0.9 %   10.5%    7.1%     7.7%
Total portfolio.........     7.5%   12.8%    8.9%   (1.3)%   12.4%    8.4%     8.9%
Total portfolio, after
 foreign currency
 effect.................     7.5%   12.8%    8.9%   (1.3)%   11.6%    8.1%     8.7%
Ending portfolio balance
 (in millions)..........  $1,142  $1,410  $1,483  $1,625   $3,136

    Our disciplined, value-oriented investment approach has generated solid investment results in 2000 and over a long-term as evidenced by the above table.

    Our fixed maturity portfolio has an average rating of "AA," with 91% rated "A" or better by at least one nationally recognized rating organization. Our investment policy is focused on investment grade fixed maturity securities with minimal investments in fixed maturity securities that are unrated or rated below investment grade.

                                   Associates

    At December 31, 2000, we employed 1,512 persons, four of whom were executive officers. Of that total, our Markel North American operations had 945 employees and Markel International had 567 employees.

    As a service organization, our continued profitability and growth are dependent upon the talent and enthusiasm our associates bring to their jobs. We have structured incentive compensation plans and stock purchase plans to encourage associates to achieve corporate objectives and think and act like owners. Associates are offered many opportunities to become shareholders. Every associate eligible to participate in Markel North America's 401(k) plan receives a portion of Markel's contribution in Markel stock and may purchase stock with their own contributions. Stock may be acquired through a payroll deduction plan, and associates have been given the opportunity to purchase stock with loans financed by us with a partially subsidized interest rate. Under our incentive compensation plans, associates may earn a meaningful bonus based on individual, operating unit and company performance. At December 31, 2000, we estimate associates' ownership, including executive officers and directors, at approximately 22.1% of our outstanding shares. We believe that employee stock ownership and rewarding value-added performance aligns associates' interests with the interests of non-employee shareholders.

                              RECENT DEVELOPMENTS

    On January 31, 2001, we announced a net loss of $1.13 and $3.99 per diluted share, respectively, for the quarter and year ended December 31, 2000. The 2000 year loss was primarily due to underwriting losses at Markel International and reserve strengthening in the third quarter on Gryphon discontinued lines. Comprehensive income was $8.28 and $11.78 per diluted share, respectively, for the quarter and year ended December 31, 2000 due to lower interest rates and increased valuations for our value oriented equity investments.

    In evaluating our operating performance, we focus on core underwriting and investing results before consideration of realized gains or losses, amortization expenses and nonrecurring items. These measures do not replace operating income or net income computed in accordance with generally accepted accounting principles as a measure of profitability. Our results include Markel International since its acquisition on March 24, 2000. Following is a comparison of 2000 and 1999 results on a per diluted share basis.

                                               Quarter Ended     Year Ended
                                               December 31,     December 31,
                                               --------------  ---------------
                                                2000    1999    2000    1999
                                               ------  ------  ------  -------
Core operations............................... $ (.69) $ 2.29  $(2.31) $  8.17
Realized gains (losses).......................    .44   (1.17)    .14     (.10)
Amortization expense..........................   (.88)   (.19)  (2.98)    (.87)
Nonrecurring tax benefit......................    --      --     1.16      --
                                               ------  ------  ------  -------
Net income (loss).............................  (1.13)    .93   (3.99)    7.20
Net change in unrealized gains and other......   9.41   (1.03)  15.77   (14.30)
                                               ------  ------  ------  -------
Comprehensive income (loss)................... $ 8.28  $ (.10) $11.78  $ (7.10)
                                               ======  ======  ======  =======

    The fourth quarter loss from core operations was $0.69 per share compared to income from core operations of $2.29 per share in 1999. For the year, the loss from core operations was $2.31 per share compared to income from core operations of $8.17 per share in the prior year. The 2000 loss was primarily due to underwriting losses at Markel International and reserve strengthening of $32 million on Gryphon discontinued lines in the third quarter of 2000.

                                                   Premium Analysis
                                              Quarter Ended December 31,
                                       -----------------------------------------
                                       Gross Written Premiums   Earned Premiums
                                          2000        1999       2000     1999
(dollars in thousands)                 ----------- ----------- -------- --------
Markel North America.................. $   191,138 $   141,820 $134,983 $106,566
Markel International..................     104,708         --   114,797      --
Discontinued Lines....................      17,452       1,936   33,419    3,583
                                       ----------- ----------- -------- --------
  Total............................... $   313,298 $   143,756 $283,199 $110,149
                                       =========== =========== ======== ========

                                                     Premium Analysis
                                                  Year Ended December 31,
                                           -------------------------------------
                                              Gross Written
                                                Premiums        Earned Premiums
                                              2000      1999     2000     1999
(dollars in thousands)                     ---------- -------- -------- --------
Markel North America...................... $  711,390 $558,663 $472,818 $401,181
Markel International......................    357,626      --   340,439      --
Discontinued Lines........................     62,853   36,285  125,286   36,015
                                           ---------- -------- -------- --------
  Total................................... $1,131,869 $594,948 $938,543 $437,196
                                           ========== ======== ======== ========

    Gross written premiums for the fourth quarter and year ended December 31, 2000 rose significantly. Markel North America gross written premiums for the fourth quarter and year increased 35% and 27%, respectively, due to increased submission activity and price increases across all business units. Discontinued Lines consisted primarily of discontinued Markel International programs in 2000 and Gryphon discontinued programs in 1999. We anticipate that gross premium volume for Markel North America will continue to grow at a 15% to 20% rate in 2001. Markel International gross premium volume is anticipated to be between $600 million to $650 million in 2001.

                                                    Combined Ratio Analysis
                                                ---------------------------------
                                                 Quarter Ended     Year Ended
                                                 December 31,      December 31,
                                                ---------------   ---------------
                                                 2000     1999     2000     1999
                                                ------   ------   ------   ------
Markel North America...........................     96%      94%      97%      96%
Markel International...........................    114%     --       116%     --
Discontinued Lines.............................    188%     204%     174%     150%
                                                   ---      ---      ---      ---
  Total........................................    114%      97%     114%     101%
                                                   ===      ===      ===      ===

    Markel North America continued to produce solid underwriting profits in the fourth quarter and for the year ended December 31, 2000. Reserve redundancies in the Professional/Products Liability and Specialty Program units more than offset reserve increases in Brokered Excess & Surplus Lines' New York contractors business. All Markel North America units benefited from an improved pricing environment and continued to write business at our prices.

    Markel International's underwriting loss was the result of inadequate pricing and poor underwriting results in portions of its continuing programs. We are working to improve underwriting performance at Markel International, and its continuing programs are anticipated to make steady progress towards underwriting profitability.

    Discontinued Lines reported significant underwriting losses for the fourth quarter and year ended December 31, 2000. Markel International's discontinued lines underwriting loss was $25.7 million and $52.0 million for the fourth quarter and year ended December 31, 2000, respectively. The fourth quarter underwriting loss was due primarily to loss and uncollectible reinsurance reserve strengthening in discontinued syndicates. The underwriting loss for the year also included loss reserve strengthening in the third quarter on Gryphon discontinued lines. As these unprofitable programs run off, the negative impact of Discontinued Lines should decrease. At December 31, 2000, there was $65.3 million of Discontinued Lines unearned premiums remaining on our balance sheet.

    Management will continue to monitor claims and reinsurance experience on Markel International pre-acquisition business and Gryphon discontinued lines. A run-off unit has been established at Markel International to aggressively manage discontinued programs and allow the business units to focus on writing profitable business. Markel International's loss reserves are believed to be adequate; however, adverse experience is possible and could result in reserve increases in the future.

    Net investment income for the year rose significantly to $154.2 million from $87.7 million in 1999. The increase was due to the acquisition of Markel International. For the year ended December 31, 2000, net realized investment gains were $1.5 million compared to net losses of $0.9 million in 1999. Variability in the timing of realized and unrealized investment gains and losses is to be expected.

    Amortization of intangible assets was $23.3 million in 2000 compared to $5.4 million last year. The increase was due to the amortization of goodwill and other intangibles from the Markel International acquisition.

    In the third quarter of 2000, we recognized a nonrecurring benefit of $8.0 million related to the realization of tax benefits attributable to certain differences between financial reporting and tax bases of assets acquired in a prior period. This benefit was recognized when management determined that estimated tax liabilities were less than amounts previously accrued.

    Comprehensive income was $11.78 per share in 2000 compared to a comprehensive loss of $7.10 per share in 1999. The increase in 2000 was due to the increased market value of our investment portfolio. We reported net unrealized gains, net of taxes, on our fixed maturity and equity investments of $124.2 million at December 31, 2000 compared to $15.4 million at December 31, 1999.

    Book value per common share was $102.63 at December 31, 2000 compared to $68.59 at December 31, 1999. The increase was primarily due to common shares and contingent value rights issued to acquire Markel International. Book value also increased due to the increased market value of our investment portfolio. Excluding the effect of equity issued and goodwill amortization costs resulting from the Terra Nova acquisition, the five year compound annual rate of growth in book value per share was 16%.

    On January 26, 2001, Standard & Poor's announced that it had lowered Markel's senior unsecured debt rating from BBB to BBB-.

    On January 29, 2001, Reliance Insurance Company entered into an order of supervision with the Pennsylvania Insurance Department under which its business and operations will be monitored and reviewed by the Department. At December 31, 2000, Reliance Insurance Company and its affiliates owed Markel International approximately $29 million in reinsurance recoverables for paid and unpaid losses. These balances were considered in the normal course of assessing the collectability of reinsurance recoverables. We believe this matter will not have a material adverse effect on our financial condition or results of operations.

    On January 31, 2001, Markel International received notice of a lawsuit filed in the Southern District of New York against Terra Nova Insurance Company by Palladium Insurance Limited and Bank of America, N.A. seeking approximately $27 million plus exemplary damages in connection with alleged reinsurance agreements. Markel International believes it has numerous defenses to these claims, including the defense that the alleged reinsurance agreements were not valid. Markel International intends to vigorously defend this matter.

    The following tables set forth unaudited financial information for our quarter and twelve months ended December 31, 2000 and selected data at December 31, 2000. This information has been derived from our unaudited consolidated financial statements for these periods.

                      MARKEL CORPORATION AND SUBSIDIARIES

     Consolidated Statements of Operations and Comprehensive Income (Loss)

                                         Quarter Ended     Twelve Months Ended
                                         December 31,         December 31,
                                       ------------------  --------------------
                                        2000*      1999      2000*       1999
                                       --------  --------  ----------  --------
                                         (dollars in thousands, except per
                                                    share data)
OPERATING REVENUES
Earned premiums......................  $283,199  $110,149  $  938,543  $437,196
Net investment income................    43,368    21,428     154,186    87,681
Net realized gains (losses) from
 investment sales....................     4,940   (10,194)      1,478      (897)
Other................................       135        51         276       341
                                       --------  --------  ----------  --------
  Total Operating Revenues...........   331,642   121,434   1,094,483   524,321
                                       --------  --------  ----------  --------

OPERATING EXPENSES
Losses and loss adjustment expenses..   219,648    72,883     731,531   283,630
Underwriting, acquisition and
 insurance expenses..................   102,794    34,376     339,089   156,703
Amortization of intangible assets....     7,342     1,214      23,321     5,398
                                       --------  --------  ----------  --------
  Total Operating Expenses...........   329,784   108,473   1,093,941   445,731
                                       --------  --------  ----------  --------
  Operating Income...................     1,858    12,961         542    78,590
Interest expense.....................    15,113     6,052      52,348    25,150
                                       --------  --------  ----------  --------
  Income (Loss) Before Income Taxes..   (13,255)    6,909     (51,806)   53,440
Income tax expense (benefit).........    (5,034)    1,658     (24,214)   12,826
                                       --------  --------  ----------  --------
  Net Income (Loss)..................  $ (8,221) $  5,251  $  (27,592) $ 40,614
                                       ========  ========  ==========  ========
OTHER COMPREHENSIVE INCOME (LOSS)
Unrealized gains (losses) on
 securities, net of taxes
  Net holding gains (losses) arising
   during the period.................  $ 68,254  $(12,419) $  109,829  $(81,223)
  Less reclassification adjustments
   for gains (losses) included in net
   income............................    (3,212)    6,626        (961)      583
                                       --------  --------  ----------  --------
  Net unrealized gains (losses)......    65,042    (5,793)    108,868   (80,640)
Currency translation adjustments.....     3,590       --          222       --
                                       --------  --------  ----------  --------
  Total Other Comprehensive Income
   (Loss)............................    68,632    (5,793)    109,090   (80,640)
                                       --------  --------  ----------  --------
  Comprehensive Income (Loss)........  $ 60,411  $   (542) $   81,498  $(40,026)
                                       ========  ========  ==========  ========
NET INCOME (LOSS) PER SHARE
  Basic..............................  $  (1.13) $   0.94  $    (3.99) $   7.27
  Diluted............................  $  (1.13) $   0.93  $    (3.99) $   7.20
                                       ========  ========  ==========  ========


*Includes Markel International since its acquisition on March 24, 2000.

Selected Data                                      December 31, * December 31,
(dollars in thousands, except per share data)           2000          1999
---------------------------------------------      -------------- ------------
Total investments and cash                           $3,136,164    $1,624,952
Reinsurance recoverable on paid and unpaid losses     1,104,433       421,869
Intangible assets                                       402,999        92,314
Total assets                                          5,473,153     2,455,305
Unpaid losses and loss adjustment expenses            3,037,006     1,343,616
Unearned premiums                                       701,663       276,910
Long-term debt                                          573,111       167,984
8.71% Capital Securities                                150,000       150,000
Total shareholders' equity                              752,372       383,419
Book value per share                                 $   102.63    $    68.59
Common shares outstanding                                 7,331         5,590
Investment yield                                            5.7%          5.1%
Total investment return                                    11.9%         (2.2%)

*Includes Markel International which was acquired on March 24, 2000.

                     COMMON SHARE PRICE RANGE AND DIVIDENDS

    Our common shares are listed on the New York Stock Exchange under the symbol "MKL." The following table sets forth the range of the high and low sale prices, as reported on the NYSE Composite Tape, for the periods indicated:

Price Range                                                    High       Low
-----------                                                  --------- ---------
1999
  First Quarter (1)......................................... $184 1/2  $166 1/2
  Second Quarter (1)........................................ $192      $176 1/2
  Third Quarter (1)......................................... $191 1/2  $174
  Fourth Quarter (1)........................................ $180 1/2  $145
2000
  First Quarter (1)......................................... $167 1/16 $113 1/2
  Second Quarter............................................ $154 1/4  $137 1/4
  Third Quarter............................................. $154 5/8  $141 1/8
  Fourth Quarter............................................ $181      $137 5/16
2001
  First Quarter (through January 31, 2001).................. $180 1/4  $159 3/4

--------
(1) On March 24, 2000, we acquired Terra Nova and became the holding company for Markel North America, Inc., which prior to that date was named Markel Corporation. Prior to March 24, 2000, the price ranges set forth are the prices for Markel North America, Inc., whose common shares traded on the NYSE under the symbol "MKL" prior to the reorganization.

    On January 31, 2001, the reported last sale price of the common shares on the NYSE was $164.75 per share.

    The number of shareholders of record as of January 29, 2001 was 499.

Dividends

    Our current strategy is to retain earnings, permitting us to take advantage of expansion and acquisition opportunities. Consequently, we have never paid a cash dividend on our common shares and do not anticipate doing so in the future.

                            SELLING SECURITY HOLDERS

    The following table sets forth the selling security holders in this offering and the number of shares being offered for sale by the selling security holders, which in each case represents all the common shares beneficially owned by each selling security holder.

                                                   Common Shares
                                                   Beneficially
                                                    Owned Prior  Common Shares
                                                      to This     Offered for
Name of Selling Security Holders (1)               Offering (2)      Sale
------------------------------------               ------------- -------------
DLJMB Overseas Partners, C.V. ....................    142,339       142,339
DLJ International Partners, C.V...................     67,748        67,748
DLJ Offshore Partners, C.V........................      3,927         3,927
DLJ First ESC L.P. ...............................     37,666        37,666
DLJ Merchant Banking Funding, Inc. ...............     60,622        60,622
Donaldson, Lufkin & Jenrette Securities
 Corporation......................................      8,758         8,758

--------
(1) The address for each of the selling security holders is c/o CSFB Private Equity, 277 Park Avenue, New York, New York 10172.
(2) In accordance with the SEC's rules, beneficial ownership means voting or investment power with respect to the common shares shown in the table.

    In addition to the relationships discussed in the prospectus to which this prospectus supplement is attached, Credit Suisse First Boston Corporation, one of the underwriters for this offering, is an affiliate of the selling security holders.

    Pursuant to a registration rights agreement, all expenses incurred in connection with the registration of the common shares owned by the selling security holders will be borne by Markel; however, Markel will not be obligated to pay any underwriting discounts or commissions in connection with the registration of these shares or fees and expenses of underwriters' counsel in respect of these shares. Markel has agreed to indemnify the selling security holders against certain liabilities, including liabilities under the Securities Act of 1933.

                                  UNDERWRITING

    Markel, the selling security holders and the underwriters for the offering named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Credit Suisse First Boston Corporation, and Merrill Lynch, Pierce, Fenner & Smith Incorporated are the representatives of the underwriters.

                                                                       Number of
                             Underwriter                                Shares
                             -----------                               ---------
Goldman, Sachs & Co ..................................................
Credit Suisse First Boston Corporation................................
Merrill Lynch, Pierce, Fenner & Smith Incorporated ...................
Cochran, Caronia Securities LLC.......................................
Ferris, Baker Watts, Incorporated.....................................
Legg Mason Wood Walker, Incorporated..................................
                                                                       ---------
  Total............................................................... 1,200,000
                                                                       =========

    If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 180,000 shares from Markel to cover these sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

    The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Markel and the selling security holders. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                              Paid by Markel       Paid by Selling Security Holders            Total
                         ------------------------- --------------------------------  -------------------------
                         No Exercise Full Exercise   No Exercise     Full Exercise   No Exercise Full Exercise
                         ----------- ------------- -------------  ----------------- ----------- -------------
Per Share...............     $            $            $                $                $            $
Total...................     $            $            $                $                $            $

    Shares sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus supplement. In addition to the underwriting discounts and commissions in the table above, the underwriters may receive from purchasers of the shares normal brokerage commissions in amounts agreed with such purchasers. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to
$ per share from the initial price to public. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or
dealers at a discount of up to $   per share from the initial price to public.
If all the shares are not sold at the initial price to public, the representatives may change the offering price and the other selling terms.

    Markel and the selling security holders have agreed with the underwriters not to dispose of or hedge any of their common shares or securities convertible into or exchangeable for common shares during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans or the contingent value rights.

    The common shares are quoted on the NYSE under the symbol "MKL."

    In connection with the offering, the underwriters may purchase and sell common shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common shares while the offering is in progress.

    The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

    These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common shares. As a result, the price of the common shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

    Markel estimates that of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $300,000.

    Markel and the selling security holders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

    The underwriters have, from time to time, performed, and may in the future perform, certain investment banking and advisory services for us for which they have received, and may receive, customary fees and expenses.

    Credit Suisse First Boston is affiliated with the selling security holders, which are expected to receive more than ten percent of the net proceeds of the offering. The offering is being made pursuant to the provisions of NASD Conduct Rule 2710(c)(8).

                         VALIDITY OF THE COMMON SHARES

    The validity of the common shares offered in this prospectus supplement will be passed on for us by McGuireWoods LLP, Richmond, Virginia. Leslie A. Grandis, a partner in McGuireWoods LLP, is Secretary and a member of the Board of Directors of our company. As of January 29, 2001, partners of McGuireWoods LLP owned 26,823 of our common shares, or less than 1% of our common shares outstanding on that date. Davis Polk & Wardwell will pass on some of the legal matters for the selling security holders. The validity of the common shares offered in this prospectus supplement will be passed upon for the underwriters by Sullivan & Cromwell, New York, New York. Sullivan & Cromwell may rely as to certain matters on the opinion of McGuireWoods LLP.

PROSPECTUS

                                 $420,000,000

                              Markel Corporation

        Common Shares, Preferred Shares, Warrants, And Debt Securities

                               ----------------

    From time to time we may offer and sell common shares, preferred shares, warrants, and debt securities. We will provide specific terms of these securities in supplements to this prospectus. The terms of the securities will include the initial offering price, aggregate amount of the offering, listing on any securities exchange or quotation system, investment considerations and the agents, dealers or underwriters, if any, to be used in connection with the sale of these securities. You should read this prospectus and any supplement carefully before you invest.

    In addition, up to 321,060 of our common shares covered by this prospectus may be offered by selling security holders.

    Our common shares are traded on the New York Stock Exchange under the symbol "MKL."

                               ----------------

    Investing in our securities involves risks. See "Risk Factors" beginning on page 6.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ----------------


               The date of this prospectus is January 24, 2001.

                               MARKEL CORPORATION

                                    General

    We market and underwrite specialty insurance products and programs to a variety of niche markets. In each of these markets, we seek to provide quality products and excellent customer service so that we can be a market leader. Our financial goals are to earn consistent underwriting profits and superior investment returns to build shareholder value.

    On March 24, 2000, we completed our acquisition of Terra Nova (Bermuda) Holdings Ltd. As a result, we realigned our operations with Terra Nova becoming our international division, Markel International, and our existing U.S. operations becoming Markel North America. We accounted for the acquisition as a purchase transaction and accordingly, we have included Markel International in our operating results since the date of acquisition.

    Markel North America includes the excess and surplus lines segment which is comprised of four underwriting units and the specialty admitted segment which consists of two underwriting units. The excess and surplus lines segment writes property and casualty insurance for nonstandard and hard-to-place risks including:

  .  catastrophe exposed property,
  .  professional liability,
  .  products liability,
  .  general liability,
  .  commercial umbrella and
  .  other coverages tailored for unique exposures.

    The specialty admitted segment writes risks that are unique and hard to place in the standard market but must remain with an admitted insurance company for marketing and regulatory reasons. These underwriting units write specialty program insurance for well-defined niche markets and personal and commercial property and liability coverages.

    Markel International includes two segments: the London Company Market and the Lloyd's Market. The London Company Market consists of the operations of Terra Nova Insurance Company Limited. The Lloyd's Market includes Markel Capital Limited, which is the corporate capital provider for four Lloyd's syndicates managed by Markel Syndicate Management Limited. Markel International's operating units write specialty property, casualty, marine and aviation insurance and reinsurance on a worldwide basis. The majority of Markel International's business comes from the United Kingdom and United States.

              Unaudited Pro Forma Condensed Financial Information

    The following unaudited pro forma condensed financial information is based on the historical consolidated statements of operations of Markel for the year ended December 31, 1999 and the nine months ended September 30, 2000 adjusted to give effect to the March 24, 2000 acquisition of Terra Nova assuming the acquisition had occurred on January 1, 1999. The pro forma adjustments are based upon available information and assumptions that management believes are reasonable.

    We accounted for the acquisition of Terra Nova using the purchase method of accounting. We allocated the purchase price for the acquisition to tangible and identifiable intangible assets and liabilities based upon management estimates of their fair value with the excess of purchase price over fair value of net assets acquired allocated to goodwill and amortized over 20 years. For purposes of presenting pro forma results, we made no changes in revenues and expenses to reflect the results of any modification to operations that might have been made had the acquisition been consummated on the assumed effective date of the acquisition.

    The unaudited pro forma condensed financial information does not purport to represent what Markel's results of operations would actually have been had the acquisition in fact occurred on January 1, 1999 or to project Markel's results of operations for or at any future period or date.

                               MARKEL CORPORATION

            Pro Forma Condensed Consolidated Statement of Operations
                      Nine Months Ended September 30, 2000
                     (in thousands, except per share data)
                                  (Unaudited)

                                                                    Markel and
                               Markel     Terra Nova    Pro Forma   Terra Nova
                            (historical) (historical)* Adjustments  Pro Forma
                            ------------ ------------- -----------  ----------
OPERATING REVENUES
Earned premiums............  $ 655,344     $ 142,833    $     --    $ 798,177
Net investment income......    110,818        20,177       (1,769)A   129,226
Net realized losses from
 investment sales..........     (3,462)       (3,212)         --       (6,674)
Other......................        141         1,765          --        1,906
                             ---------     ---------    ---------   ---------
Total operating revenues...    762,841       161,563       (1,769)    922,635
                             ---------     ---------    ---------   ---------
OPERATING EXPENSES
Losses and loss adjustment
 expenses..................    511,883       148,119                  660,002
Underwriting, acquisition
 and insurance expenses....    236,295        54,078                  290,373
Amortization of intangible
 assets....................     15,979           672        4,937 B    21,588
                             ---------     ---------    ---------   ---------
Total operating expenses...    764,157       202,869        4,937     971,963
                             ---------     ---------    ---------   ---------
Operating loss.............     (1,316)      (41,306)      (6,706)    (49,328)
Interest expense...........     37,235         2,862        5,209 C    45,306
                             ---------     ---------    ---------   ---------
Loss before income taxes...    (38,551)      (44,168)     (11,915)    (94,634)
Income taxes...............    (19,180)      (21,822)       3,754 D   (37,248)
                             ---------     ---------    ---------   ---------
Loss from continuing
 operations................  $ (19,371)    $ (22,346)   $ (15,669)  $ (57,386)
                             =========     =========    =========   =========
Loss from continuing
 operations per share:
  Basic....................  $   (2.85)          --           --    $   (7.87)
                             =========     =========    =========   =========
  Diluted..................  $   (2.85)          --           --    $   (7.87)
                             =========     =========    =========   =========
Weighted average shares:
  Basic....................      6,793           --           --        7,290
                             =========     =========    =========   =========
  Diluted..................      6,793           --           --        7,290
                             =========     =========    =========   =========

--------
* Represents the period from January 1, 2000 through March 23, 2000. Terra Nova was acquired by Markel Corporation on March 24, 2000 and is included in Markel's results of operations since that date.

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Statements
                                 of Operations.

                               MARKEL CORPORATION

            Pro Forma Condensed Consolidated Statement of Operations
                          Year Ended December 31, 1999
                     (in thousands, except per share data)
                                  (Unaudited)

                                                                    Markel and
                                Markel     Terra Nova   Pro Forma   Terra Nova
                             (historical) (historical) Adjustments  Pro Forma
                             ------------ ------------ -----------  ----------
OPERATING REVENUES
Earned premiums............   $ 437,196    $ 585,281    $     --    $1,022,477
Net investment income......      87,681       93,829       (7,075)A    174,435
Net realized gains (losses)
 from investment sales.....        (897)      26,879          --        25,982
Other......................         341        3,016          --         3,357
                              ---------    ---------    ---------   ----------
Total operating revenues...     524,321      709,005       (7,075)   1,226,251
                              ---------    ---------    ---------   ----------
OPERATING EXPENSES
Losses and loss adjustment
 expenses..................     283,630      491,243          --       774,873
Underwriting, acquisition
 and insurance expenses....     156,703      273,875          --       430,578
Amortization of intangible
 assets....................       5,398        4,089       19,583 B     29,070
                              ---------    ---------    ---------   ----------
Total operating expenses...     445,731      769,207       19,583    1,234,521
                              ---------    ---------    ---------   ----------
Operating income (loss)....      78,590      (60,202)     (26,658)      (8,270)
Interest expense...........      25,150       12,400       21,557 C     59,107
                              ---------    ---------    ---------   ----------
Income (loss) before income
 taxes.....................      53,440      (72,602)     (48,215)     (67,377)
Income taxes...............      12,826      (37,628)      10,786 D    (14,016)
                              ---------    ---------    ---------   ----------
Income (loss) from
 continuing operations.....   $  40,614    $ (34,974)   $ (59,001)  $  (53,361)
                              =========    =========    =========   ==========
Income (loss) from
 continuing operations per
 share:
  Basic....................   $    7.27          --           --    $    (7.30)
                              =========    =========    =========   ==========
  Diluted..................   $    7.20          --           --    $    (7.30)
                              =========    =========    =========   ==========
Weighted average shares:
  Basic....................       5,585          --           --         7,312
                              =========    =========    =========   ==========
  Diluted..................       5,638          --           --         7,312
                              =========    =========    =========   ==========


See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Statements
                                 of Operations.

  NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                            1. Basis of presentation

    On March 24, 2000, Markel acquired Terra Nova. The Unaudited Pro Forma Condensed Statements of Operations and related Notes were prepared based on consideration to each Terra Nova shareholder of $13.00 in cash, .07027 of a Markel common share and .07027 of a Markel contingent value right (CVR). Consideration exchanged consisted of the following (in thousands, except per share data):

Cash.................................................................. $356,500
Markel common shares and Markel contingent value rights issued to
 Terra Nova shareholders (1,769 shares at $148.00 per share and 1,769 contingent value rights at $19.00 per right).........................  295,482
                                                                       --------
Total purchase consideration..........................................  651,982
Direct costs of acquisition...........................................    6,423
                                                                       --------
Total cost of acquisition.............................................  658,405
Less: Fair value of Terra Nova net tangible and identifiable intangible assets as of purchase date................................  356,097
                                                                       --------
Excess of cost over fair value of net assets acquired................. $302,308
                                                                       ========
The acquisition was funded as follows (in thousands):
Available cash........................................................ $117,923
Borrowings under $400 million credit facility.........................  245,000
Markel common shares and CVRs issued to Terra Nova shareholders.......  295,482
                                                                       --------
Total cost of acquisition............................................. $658,405
                                                                       ========

    The accompanying Unaudited Pro Forma Condensed Consolidated Statements of Operations are provided to illustrate the effect of the acquisition on Markel and have been prepared using the purchase method of accounting. These unaudited pro forma financial statements reflect how the statements of operations for the year ended December 31, 1999 and for the nine months ended September 30, 2000 might have appeared had the acquisition of Terra Nova been consummated on January 1, 1999. Reclassifications of Terra Nova's historical financial statements have been made to conform with Markel's historical presentation.

                                 2. Adjustments

    The accompanying Unaudited Pro Forma Condensed Consolidated Statements of Operations for the year ended December 31, 1999 and for the nine months ended September 30, 2000 reflect adjustments which are explained below and are based on assumptions made by management. These adjustments are required to give effect to matters directly attributable to the acquisition. The explanations of these adjustments are as follows:

  (A) Reduction in net investment income due to net cash used in funding the transaction; the rate of return is calculated at 6%. The 6% rate of return is based on historical average yields for Markel's investment portfolio.

  (B) Excess of cost over fair value of net assets acquired is amortized on a straight line basis over 20 years. The estimated life of the business acquired was determined based on the value of the Lloyd's franchise, the investment portfolio's earning power and profitable books of business acquired, as well as the capital requirements and other barriers to entering the business acquired.

  (C) Interest on borrowed funds under revolving lines of credit is assumed to be 7.84% which is calculated as LIBOR plus 1.25% as specified in the credit facility. For the year ended December 31, 1999, a change of 1/8 percent in the interest rate would result in a change in interest expense and income (loss) from continuing operations of $0.3 million and $0.2 million before and after taxes, respectively. For the nine months ended September 30, 2000, a change of 1/8 percent in the interest rate would result in a change in interest expense and income (loss) from continuing operations of $0.2 million and $0.2 million before and after taxes, respectively. In addition, a fair value adjustment for Terra Nova's long term debt, based on an independent third party quote, is amortized over the remaining lives of those debt instruments.

  (D) Taxes on the reduction in net investment income and interest expense pro forma adjustments are calculated at an assumed 35% statutory rate. In addition, as a result of the merger, Terra Nova's operations will be subject to taxation in the United States. Taxes have been recorded for Terra Nova in accordance with United States tax regulations assuming the transaction had occurred on January 1, 1999.

                                  RISK FACTORS

    In addition to the matters addressed in the section entitled "Note On Forward-Looking Statements" and other information included or incorporated in this document, interested investors should consider the following risk factors in determining whether to purchase securities described in this prospectus.

OUR RESULTS MAY BE AFFECTED BECAUSE ACTUAL INSURED LOSSES DIFFER FROM OUR LOSS RESERVES

    Significant periods of time often elapse between the occurrence of an insured loss, the reporting of the loss to us and our payment of that loss. To recognize liabilities for unpaid losses, we establish reserves as balance sheet liabilities representing estimates of amounts needed to pay reported and unreported losses and the related loss adjustment expense. The process of estimating loss reserves is a difficult and complex exercise involving many variables and subjective judgments. As part of the reserving process, we review historical data and consider the impact of various factors such as:

  . trends in claim frequency and severity,

  . changes in operations,

  . emerging economic and social trends,

  . inflation and

  . changes in the regulatory and litigation environments.

This process assumes that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for predicting future events. There is no precise method, however, for evaluating the impact of any specific factor on the adequacy of reserves, and actual results are likely to differ from original estimates.

WE MAY EXPERIENCE LOSSES FROM CATASTROPHES

    Because we are a property and casualty insurance company, we frequently experience losses from catastrophes. Catastrophes may have a material adverse effect on operations. Catastrophes include windstorms, hurricanes, earthquakes, tornadoes, hail, severe winter weather and fires. We cannot predict how severe a particular catastrophe may be until after it occurs. The extent of losses from catastrophes is a function of the total amount of losses incurred, the number of insureds affected, the frequency of the events and the severity of the particular catastrophe. Most catastrophes occur in small geographic areas. However, windstorms, hurricanes and earthquakes may produce significant damage in large, heavily populated areas.

We are Subject to Regulation by Insurance Regulatory Authorities which may Affect Our Ability to Implement Our Business Objectives

    Our insurance subsidiaries are subject to supervision and regulation by the insurance regulatory authorities in the various jurisdictions in which they conduct business. Regulation is intended for the benefit of policyholders rather than shareholders or holders of debt securities. Insurance regulatory authorities have broad regulatory, supervisory and administrative powers relating to solvency standards, licensing, policy rates and forms and the form and content of financial reports. Regulatory actions may affect our ability to implement our business objectives. Also, payment of dividends by our insurance subsidiaries may require prior regulatory notice or approval.

Our Investment Results may be Impacted by Changes in Interest Rates, Government Monetary Policies and General Economic Conditions

    We receive premiums from customers for insuring their risks. We invest these funds until they are needed to pay policyholder claims or until they are recognized as profits. Many of the policies we issue are denominated in foreign currencies. Fluctuations in the value of our investment portfolio can occur as a result of changes in interest rates, government monetary policies and general economic conditions. Our investment results may be impacted by these factors.

                       Note On Forward-Looking Statements

    This prospectus contains or incorporates by reference forward-looking statements. Forward-looking statements may be identified by the use of terms such as "believes," "expects," "estimate," "may," "intends," "plan," "will," "should" or "anticipates" or the negative thereof or similar expressions, or by discussions of strategy. We have based our forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about us, including:

  . uncertainties and changes in government policy, regulatory policy, statutory law or case law with respect to our companies, brokers or customers which can impede our ability to charge adequate rates and efficiently allocate capital;

  . the occurrence of man-made or natural catastrophic events;

  . changing legal and social trends and the inherent uncertainties of the reserving process;

  . loss of the services of any of our executive officers;

  . initiatives underway at Markel International to reorganize business units and to evaluate reinsurance programs and exposures which could lead to additional changes and expense;

  . the impact of US tax laws on our foreign subsidiaries;

  . changing rates of inflation and other economic conditions;

  . losses due to foreign currency exchange rate fluctuations;

  . ability to collect reinsurance recoverables;

  . changes in the availability, cost or quality of reinsurance;

  . developments in domestic and international financial markets that could affect our investment portfolios;

  . changes in the distribution or placement of risks due to increased consolidation of insurance and reinsurance brokers; and

  . the effects of mergers, acquisitions and divestitures.

    We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus or in any supplement to this prospectus might not occur. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as at their dates.

                       RATIO OF EARNINGS TO FIXED CHARGES

    All of the information we provide below that corresponds to the years 1995 through the end of 1999 are based on the historical results of our predecessor, now known as Markel North America. The 2000 results we provide below include Terra Nova since its acquisition by us on March 24, 2000.

    The following table sets forth the ratio of earnings to fixed charges for each of the last five fiscal years and for the nine month period ended September 30, 2000.

                                          Nine Months
                                             Ended     Year Ended December 31,
                                         September 30, ------------------------
                                             2000      1999 1998 1997 1996 1995
                                         ------------- ---- ---- ---- ---- ----
Ratio of Earnings to Fixed Charges......        0.0    3.0  4.4  4.1  5.2  6.3
Deficiency in the coverage of fixed
 charges by earnings before fixed
 charges (000's)........................    $38,551    --   --   --   --   --

    The ratio of earnings to fixed charges is computed by dividing pretax income from continuing operations before fixed charges by fixed charges. Fixed charges consist of interest charges and amortization of debt expense and discount or premium related to indebtedness, whether expensed or capitalized, and that portion of rental expense we believe to be representative of interest.

                                USE OF PROCEEDS

    Unless otherwise indicated in the applicable prospectus supplement, we will use the net proceeds from the sale of common shares, preferred shares, warrants or debt securities to repay or refinance our indebtedness, including our revolving credit agreement, to fund working capital and capital expenditures, and for other general corporate purposes, and for acquisitions. We will not receive any proceeds from the sale of common shares that may be offered by selling security holders, as defined in the section below entitled "Selling Security Holders."

                          DESCRIPTION OF CAPITAL STOCK

    Our authorized capital consists of 50,000,000 common shares, no par value, and 10,000,000 preferred shares, no par value. At December 31, 2000, 7,330,918 common shares were outstanding. At that date, no preferred shares were outstanding.

                                Preferred Shares

    Our preferred shares are issuable in one or more series from time to time at the direction of the board of directors. The board of directors is authorized, with respect to each series, to fix its:

  . designation,

  . relative rights, including voting, dividend, conversion, sinking fund and redemption rights,

  . preferences, including with respect to dividends and on liquidation, and

  . limitations.

The board of directors, without shareholder approval, can issue preferred shares with voting and conversion rights that could adversely affect the voting power of the holders of common shares. This right of issuance could be used as a method of preventing a party from gaining control of us.

                                 Common Shares

    Each holder of our common shares is entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. Cumulative voting in the election of directors is not permitted. As a result, the holders of more than 50% of the outstanding shares have the power to elect all directors. The quorum required at a shareholders' meeting for consideration of any matter is a majority of the shares entitled to vote on that matter, represented in person or by proxy. If a quorum is present, the affirmative vote of a majority of the shares voting on the matter at the meeting is required for shareholder approval. However, approval is required by the affirmative vote of more than two-thirds of all shares entitled to vote, whether or not represented at the meeting, in the case of major corporate actions, such as:

  . a merger,

  . a share exchange,

  . the dissolution of Markel,

  . an amendment to our articles of incorporation, or

  . the sale of all or substantially all of our assets.

These provisions, together with our ability to issue preferred shares with disproportionately high voting power could be used to, or have the effect of, preventing or deterring a party from gaining control of Markel, whether or not beneficial to public shareholders, and could discourage tactics that involve an actual or threatened change of control of Markel.

    Subject to the rights of any holders of our preferred shares, the holders of common shares are entitled to receive dividends when, as, and if declared by the board of directors out of funds legally available for that purpose and, in the event of liquidation, dissolution or winding up of Markel, to share ratably in all assets remaining after the payment of liabilities. There are no preemptive or other subscription rights, conversion rights, or redemption or sinking fund provisions with respect to common shares. All common shares outstanding upon the consummation of any offering will be legally issued, fully paid and nonassessable.

    Our transfer agent and registrar for common shares is First Union National Bank.

                            Contingent Value Rights

    On March 24, 2000, we became a holding company for Markel North America, Inc. and completed our acquisition of Terra Nova (Bermuda) Holdings, Ltd., now called Markel International. We issued approximately 1.75 million Markel common shares and contingent value rights, paid approximately $325 million in cash to Markel International shareholders in the transaction and purchased 1.1 million Terra Nova shares for $31.1 million prior to the closing of the transaction.

    Each whole contingent value right we issued in the acquisition of Terra Nova represents the right, on September 24, 2002, if the rights have not previously been extinguished, to receive, in cash or our common shares, at our option, the amount, if any, by which the current market value, subject to a minimum or floor of $140.00 per share, of our common shares is less than $185.00 per share. The current market value is based upon a formula averaging market prices during 20 consecutive day trading periods during the 60 days ending on September 24, 2002. The rights will automatically be extinguished if the current market value of our common shares is $185 or more for any 20 consecutive trading days prior to September 24, 2002. The contingent value rights are issued under the Contingent Value Rights Agreement between us and a trustee, the form of which we have filed as an exhibit to this registration statement.

       Voting Rights with Respect to Extraordinary Corporate Transactions

    Under Virginia law, a corporation may sell, lease, exchange or otherwise dispose of all, or substantially all, of its property, other than in the usual and regular course of business, if the proposed transaction is approved by more than two-thirds of all of the votes entitled to be cast on that matter. A merger or share exchange plan must be approved by each voting group entitled to vote separately on the plan by more than two-thirds of all the votes entitled to be cast on the plan by that voting group. The articles of incorporation may provide for a greater or lesser vote, but not less than a majority of all the votes cast on the transaction by each voting group entitled to vote on the transaction. Our articles of incorporation do not provide for a greater or lesser vote.

                             Anti-takeover Statutes

    Virginia law, except as to companies that elect not to be covered, prohibits the following business combinations between a Virginia corporation and any "interested shareholder:"

  . mergers and statutory share exchanges;

  . material dispositions of corporate assets not in the ordinary course of business;

  . any dissolution of the corporation proposed by or on behalf of an interested shareholder; or

  . any reclassification, including a reverse stock split, recapitalization or merger of the corporation with its subsidiaries that increases the percentage of voting shares beneficially owned by an interested shareholder by more than 5%.

    An interested shareholder is, among others, a person who is, or an affiliate who was within three years of the transaction, a beneficial owner of more than 10% of any class of the outstanding voting shares of the applicable corporation. In these cases, unless the affiliated transaction satisfies "fair price" criteria or comes within an applicable exemption, the affiliated transaction must be approved by the affirmative vote of a majority of the disinterested directors and by the affirmative vote of the holders of two-thirds of the voting shares other than shares beneficially owned by the interested shareholder. We have not made any election in our articles not to be covered by this provision of the Virginia law.

    Under Virginia law, voting rights for "control shares" must be approved by a corporation's shareholders, not including the shares held by interested parties. "Control shares" are shares whose acquisition entitles the acquiror to between 1/5 and 1/3, between 1/3 and 1/2, or greater than 1/2 of a corporation's voting power. If a shareholder has acquired control shares with a majority of all voting power and these shares have been given voting rights, all other shareholders have dissenters' rights. Virginia law exempts from these provisions acquisitions where the corporation is a party to the governing agreement. We have not made any election not to be governed by these provisions of Virginia law. Our board of directors can elect not to be governed by these provisions at any time before four days after receipt of a control share acquisition notice.

           Insurance Holding Company Regulations on Change of Control

    We are regulated as an insurance holding company and are subject to state and foreign laws that restrict the ability of any person to obtain control of an insurance holding company without prior regulatory approval. Without this approval or an exemption, no person may acquire any voting security of an insurance holding company which controls an insurance subsidiary, or merge with the holding company. "Control" is generally defined as the direct or indirect power to direct or cause the direction of the management and policies of a person and is usually presumed to exist if a person directly or indirectly owns or controls 10% or more of the voting securities of another person.

                            DESCRIPTION OF WARRANTS

    We may issue warrants for the purchase of debt securities, preferred shares or common shares. Warrants may be issued independently or together with debt securities, preferred shares or common shares offered by any prospectus supplement and may be attached to or separate from any of the offered securities. Each warrant will entitle the holder to purchase the principal amount of debt securities or number of shares of preferred stock or common stock, as the case may be, at the exercise price and in the manner specified in the prospectus supplement relating to those warrants. Warrants will be issued under one or more warrant agreements to be entered into between us and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. If we offer warrants, we will file the warrant agreement relating to the offered warrants as an exhibit to, or incorporate it by reference in the registration statement of which this prospectus is a part.

    The prospectus supplement relating to a particular issue of warrants will describe the terms of the warrants, including the following:

  . the title of the warrants;

  . the offering price for the warrants, if any;

  . the aggregate number of the warrants;

  . the designation and terms of the securities purchasable upon exercise of the warrants;

  . if applicable, the designation and terms of the securities with which the warrants are issued and the number of such warrants issued with each security;

  . if applicable, the date from and after which the warrants and any securities issued with the warrants will be separately transferable;

  . the principal amount of debt securities purchasable upon exercise of a warrant, if a debt warrant, and the price at which the principal amount of securities may be purchased upon exercise, which price may be payable in cash, securities, or other property;

  . the date on which the right to exercise the warrants commences and the date on which the right expires;

  . if applicable, the number of common shares or preferred shares purchasable upon exercise of a warrant and the price at which the shares may be purchased upon exercise;

  . if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time;

  . the currency or currency units in which the offering price, if any, and the exercise price are payable;

  . if applicable, a discussion of material United States federal income tax considerations;

  . whether the debt warrants represented by the warrant certificates or debt securities that may be issued upon exercise of the warrants will be issued in registered or bearer form;

  . information with respect to book-entry procedures, if any;

  . the currency or currency units in which the offering price, if any, and the exercise price are payable;

  . the antidilution provisions of the warrants, if any;

  . the redemption or call provisions, if any, applicable to the warrants;
    and

  . any additional terms of the warrants, including terms, procedures, and limitations relating to the exchange and exercise of the warrants.

                         DESCRIPTION OF DEBT SECURITIES

    This section describes the general terms and provisions of the debt securities which may be offered by us from time to time. The prospectus supplement will describe the specific terms of the debt securities offered by that prospectus supplement.

    We may issue debt securities either separately or together with, or upon the conversion of, or in exchange for, other securities. The debt securities are to be either senior unsecured obligations of ours issued in one or more series and referred to herein as the "senior debt securities," or subordinated unsecured obligations of ours issued in one or more series and referred to herein as the "subordinated debt securities." The senior debt securities and the subordinated debt securities are collectively referred to as the "debt securities."Debt securities will be issued pursuant to one or more written agreements, known as an "indenture," to be entered into by us and an independent third party, known as a "trustee," who will be legally obligated to carry out the terms of the indenture. We will issue our senior debt securities under a senior debt indenture and will issue our subordinated debt securities under a subordinated debt indenture. Together the senior debt indenture and the subordinated debt indentures are called "indentures." The Chase Manhattan Bank is the trustee under our senior indenture. The name of the trustee for our subordinated debt indenture will be set forth in the applicable prospectus supplement.

    We have summarized the principle terms and provisions that will be included in the indentures, unless provided otherwise in any applicable prospectus supplement. The summary is not complete. The form of senior debt indenture and the form of subordinated indenture are each filed as an exhibit to the registration statement of which this prospectus is a part. If we refer to particular provisions of an indenture, the provisions, including definitions of terms, are incorporated by reference as a part of this summary. Each indenture will be subject to and governed by the Trust Indenture Act of 1939, as amended. You should refer to the applicable indenture for the provisions that may be important to you.

                                    General

    The indentures will not limit the amount of debt securities that we may issue. We may issue debt securities up to an aggregate principal amount as we may authorize from time to time. The applicable prospectus supplement will describe the terms of any debt securities being offered, including, if applicable:

  . the designation, aggregate principal amount and authorized denominations;

  . the maturity date or the method for determining the maturity date;

  . the interest rate, if any, and the method for calculating the interest rate and the date or dates from which interest will accrue;

  . the interest payment dates and the record dates for the interest payments;

  . any mandatory or optional redemption terms or prepayment, conversion, sinking fund, exchangeability or convertibility provisions;

  . the places, date or dates, and where the principal and interest will be payable or method for determining these, and any right we have to change the date on which principal is payable;

  . whether the debt securities will be issued in the form of global securities, as defined below in the subsection entitled "Global Securities," or certificates;

  . additional provisions, if any, relating to the defeasance and covenant defeasance of the debt securities;

  . whether the debt securities will be issuable in registered form, referred to as the "registered securities," or bearer form, referred to as the "bearer securities" or both and, if bearer securities are issuable, any restrictions applicable to the exchange of one form for another and the offer, sale and delivery of bearer securities;

  . the portion of the principal payable upon acceleration of maturity, if other than the entire principal;

  . if other than denominations of $1,000 or multiples of $1,000 for registered securities, or denominations of $5,000 for bearer securities, the denominations the debt securities will be issued in;

  . whether the debt securities will be senior debt securities or subordinated debt securities and, if subordinated debt securities, the subordination provisions and the applicable definition of "senior indebtedness;"

  . any applicable material U.S. federal tax consequences;

  . the dates on which premium, if any, will be payable;

  . our right, if any, to defer payment of interest and the maximum length of the deferral period;

  . any listing on a securities exchange;

  . if convertible into our common shares or preferred shares, the terms on which the debt securities are convertible;

  . the initial public offering price; and

  . other specific terms, including covenants and any additions or changes to the events of default provided for with respect to the debt securities.

    If the purchase price of any debt securities is payable in a currency other than U.S. dollars or if principal of, or premium, if any, or interest, if any, on any of the debt securities is payable in any currency other than U.S. dollars, the specific terms and other information with respect to the debt securities and the foreign currency will be specified in the applicable prospectus supplement.

    Debt securities may be issued as original issue discount securities, as defined in the indentures, to be sold at a substantial discount below their principal amount. Original issue discount securities may include "zero coupon" securities that do not pay any cash interest for the entire term of the securities. In the event of an acceleration of the maturity of any original issue discount security, the amount payable to the holder thereof upon an acceleration will be determined in the manner described in the applicable prospectus supplement. Conditions pursuant to which payment of the principal of the subordinated debt securities may be accelerated will be set forth in the applicable prospectus supplement. Material federal income tax and other considerations applicable to original issue discount securities will be described in the applicable prospectus supplement.

    Under the indentures, the terms of the debt securities of any series may differ and we, without the consent of the holders of the debt securities of any series, may reopen a previous series of debt securities and issue additional debt securities of that series or establish additional terms of that series, unless otherwise indicated in the applicable prospectus supplement.

                                   Covenants

    Under the indentures, we will be required to:

  . pay the principal, interest and any premium on the debt securities when due;

  . maintain a place of payment;

  . deliver an officer's certificate to the applicable trustee within 120 days after the end of each fiscal year confirming our compliance with our obligations under the applicable indenture; and

  . deposit sufficient funds with any paying agent on or before the due date for any principal, interest or any premium.

    Any additional covenants will be described in the applicable prospectus supplement.

                Registration, Transfer, Payment and Paying Agent

    Unless otherwise indicated in a prospectus supplement, each series of debt securities will be issued in registered form only, without coupons. We may also issue debt securities in bearer form only, or in both registered and bearer form. Bearer securities will not be offered, sold, resold or delivered in connection with their original issuance in the United States or to any United States person other than to the offices located outside the United States of some United States financial institutions. Purchasers of bearer securities will be subject to certification procedures and may be affected by limitations under United States tax laws. These procedures and limitations will be described in the prospectus supplement relating to the offering of the bearer securities.

    Unless otherwise indicated in a prospectus supplement, registered securities will be issued in denominations of $1,000 or any integral multiple thereof, and bearer securities will be issued in denominations of $5,000.

    Unless otherwise indicated in a prospectus supplement, the principal, premium, if any, and interest, if any, of or on the debt securities will be payable, and debt securities may be surrendered for registration of transfer or exchange, at an office or agency of the trustee in the Borough of Manhattan, The City of New York, provided that payments of interest with respect to any registered security may be made at our option by check mailed to the address of the person entitled to payment or by transfer to an account maintained by the payee with a bank located in the United States. No service charge will be made for any registration of transfer or exchange of debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge and any other expenses that may be imposed in connection with the exchange or transfer.

    Unless otherwise indicated in a prospectus supplement, payment of principal of, premium, if any, and interest, if any, on bearer securities will be made, subject to any applicable laws and regulations, at the office or agency outside the United States as specified in the prospectus supplement and as we may designate from time to time. Unless otherwise indicated in a prospectus supplement, payment of interest due on bearer securities on any interest payment date will be made only against surrender of the coupon relating to the interest payment date. Unless otherwise indicated in a prospectus supplement, no payment of principal, premium or interest with respect to any bearer security will be made at any office or agency in the United States or by check mailed to any address in the United States or by transfer to an account maintained with a bank located in the United States; except that if amounts owing with respect to any bearer securities shall be payable in U.S. dollars, payment may be made at the corporate trust office of the applicable trustee or at any office or agency designated by us in the Borough of Manhattan, The City of New York, but only if, payment of the full amount of the principal, premium or interest at all offices outside of the United States maintained for this purpose by us is illegal or effectively precluded by exchange controls or similar restrictions.

    Unless otherwise indicated in the applicable prospectus supplement, we will not be required to:

  . issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 15 days before any selection of debt securities of that series of like tenor to be redeemed and ending at the close of business on the day of that selection;

  . register the transfer of or exchange any registered security, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part;

  . exchange any bearer security called for redemption, except to exchange the bearer security for a registered security of that series and like tenor that is simultaneously surrendered for redemption; or

  . issue, register the transfer of or exchange any debt security which has been surrendered for repayment at the option of the holder, except the portion, if any, of the debt security not to be so repaid.

             Ranking of Debt Securities; Holding Company Structure

    The senior debt securities will be unsubordinated obligations of ours and will rank equally in right of payment with all other unsubordinated indebtedness of ours. The subordinated debt securities will be obligations of ours and will be subordinated in right of payment to all existing and future senior indebtedness. The prospectus supplement will describe the subordination provisions and set forth the definition of "senior indebtedness" applicable to the subordinated debt securities, and the approximate amount of the senior indebtedness outstanding as of a recent date.

    Because we are a holding company that conducts all of our operations through our subsidiaries, our ability to meet our obligations under the debt securities is dependent on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to us. Payment of dividends or advances from our insurance subsidiaries may require prior regulatory notice or approval. Holders of debt securities will generally have a junior position to claims of creditors of our subsidiaries, including trade creditors, debt holders, secured creditors, taxing authorities, guarantee holders and any preferred stockholders.

                               Global Securities

    The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a "depositary" identified in the prospectus supplement relating to that series. Global debt securities may be issued in either registered or bearer form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for individual certificates evidencing debt securities, a global debt security may not be transferred except as a whole (1) by the depositary to a nominee of the depositary, (2) by a nominee of the depositary to the depositary or another nominee of the depositary or (3) by the depositary or the nominee to a successor of the depositary or a nominee of the successor.

    The specific terms of the depositary arrangement with respect to a series of global debt securities and material limitations and restrictions relating to a series of global bearer securities will be described in the prospectus supplement.

                           Redemption and Repurchase

    The debt securities may be redeemable at our option, in whole or in part, or may be subject to mandatory redemption pursuant to a sinking fund or otherwise, in each case upon the terms, at the times and at the redemption price together with interest as set forth in the applicable prospectus supplement on notice given at least 20 days prior to the date of redemption. Senior debt securities may be subject to repurchase by us at the option of the holders upon the terms, at the times and at the price together with interest set forth in the applicable prospectus supplement.

    We must repay the senior debt securities at the option of the holders prior to the stated maturity date only if specified in the applicable prospectus supplement. Unless otherwise provided in the prospectus supplement, the senior debt securities subject to repayment at the option of the holder will be subject to repayment:

  . on the specified repayment dates; and

  . at a repayment price equal to 100% of the unpaid principal amount to be repaid, together with unpaid interest accrued to the repayment date.

    For any senior debt security to be repaid, the trustee must receive, at its office maintained for that purpose in the Borough of Manhattan, New York City not more than 60 nor less than 30 calendar days prior to the date of repayment:

  . in the case of a certificated senior debt security, the certificated senior debt security and the form in the senior debt security entitled "Option of Holder to Elect Repayment" duly completed; or

  . in the case of a book-entry senior debt security, instructions to that effect from the beneficial owner to the securities depositary and forwarded by the securities depositary. Exercise of the repayment option by the holder will be irrevocable.

    Only the securities depositary may exercise the repayment option in respect of beneficial interests in the book-entry senior debt securities. Accordingly, beneficial owners that desire repayment in respect of all or any portion of their beneficial interests must instruct the participants through which they own their interests to direct the securities depositary to exercise the repayment option on their behalf. All instructions given to participants from beneficial owners relating to the option to elect repayment will be irrevocable. In addition, at the time the instructions are given, each beneficial owner will cause the participant through which it owns its interest to transfer its interest in the book-entry senior debt securites or the global certificate representing the related book-entry senior debt securities, on the securities depositary's records, to the trustee.

                            Conversion and Exchange

    The applicable prospectus supplement will set forth the terms, if any, on which debt securities of any series are convertible into or exchangeable for our common shares, preferred shares, or other debt securities. The terms may include provisions for conversion or exchange, either mandatory, at the option of the holders or at our option.

     Absence of Limitation on Indebtedness and Liens; Absence of Event Risk
                                   Protection

    The applicable prospectus supplement will specify any prohibitions on the amount of indebtedness, guarantees or other liabilities that may be incurred by us and any prohibitions on our ability to create or assume liens on our property. Unless otherwise provided in a prospectus supplement, the indentures will not require the maintenance of any financial ratios, or specified levels of our net worth, revenues, income, cash flow or liquidity, and will not contain provisions which would give holders of the debt securities the right to require us to repurchase their debt securities in the event of a takeover, recapitalization or similar restructuring or change in control of Markel.

                    Consolidation, Merger and Sale of Assets

    Each indenture generally permits a consolidation or merger, subject to specified limitations and conditions, between us and another corporation. They also permit the sale by us of all or substantially all of our property and assets. If this happens, the remaining or acquiring corporation must assume all of our responsibilities and liabilities under the indentures including the payment of all amounts due on the debt securities and performance of the covenants in the indentures. Unless otherwise indicated in the applicable prospectus supplement, we must also deliver an opinion of counsel to the applicable trustee affirming our compliance with all conditions in the applicable indenture relating to the transaction. When the conditions are satisfied, the successor will succeed to and be substituted for us under the applicable indenture, and we will be relieved of our obligations under the applicable indenture and the debt securities issued under it.

                               Events of Default

    Unless otherwise specified in the applicable prospectus supplement, an event of default with respect to any debt securities will include:

  . default for a period of 60 days in payment of any interest with respect to any debt security of that series;

  . default in payment of principal or any premium with respect to any debt security of that series when due upon maturity, redemption, repurchase at the option of the holder or otherwise;

  . default in deposit of any sinking fund payment when due with respect to any debt security of that series for a period of 60 days;

  . default by us in the performance, or breach, of any other covenant or warranty in the applicable indentures other than a covenant or warranty included solely for the benefit of a series of debt securities other than that particular series, which continues for 90 days after notice to us by the applicable trustee or the holders of not less than a fixed percentage in aggregate principal amount of the debt securities of all series issued under the applicable indenture;

  . specified events of bankruptcy, insolvency or reorganization of us; or

  . any other event of default that may be set forth in the applicable prospectus supplement, including, but not limited to, an event of default based on other debt being accelerated, or "cross-acceleration."

No event of default with respect to any particular series of debt securities necessarily constitutes an event of default with respect to any other series of debt securities.

    Each indenture provides that if an event of default with respect to any series of debt securities issued under the indentures has occurred and is continuing, either the relevant trustee or the holders of at least a fixed percentage in principal amount of the debt securities of the series then outstanding may declare the principal amount, or if any debt securities of the series are original issue discount securities, a lesser amount as may be specified in the applicable prospectus supplement, of all of the debt securities of the series to be due and payable immediately. However, upon specified conditions, the declaration and its consequences may be rescinded and annulled by the holders of a majority in principal amount of the debt securities of all series issued under the applicable indenture.

    The applicable prospectus supplement will provide the terms pursuant to which an event of default will result in an acceleration of the payment of principal of subordinated debt securities.

    In the case of a default in the payment of principal of, or premium, if any, or interest, if any, on any subordinated debt securities of any series, the applicable trustee, subject to specified limitations and conditions, may institute a judicial proceeding for collection.

    No holder of any of the debt securities of any series issued under any indenture has any right to institute any proceeding with respect to that indenture or any remedy under that indenture, unless the holders of at least a fixed percentage in principal amount of the outstanding debt securities of that series have made written request, and offered reasonable indemnity, to the applicable trustee to institute a proceeding as trustee, the applicable trustee has failed to institute a proceeding within 60 days after receipt of the notice and the applicable trustee has not within the 60-day period received directions inconsistent with the written request by holders of a majority in principal amount of the outstanding debt securities of the series. These limitations do not apply, however, to a suit instituted by a holder of a debt security for the enforcement of the payment of the principal of, premium, if any, or any accrued and unpaid interest on, the debt security on or after the respective due dates expressed in the debt security.

    Subject to the provisions of the applicable indenture relating to the duties of the applicable trustee, if an event of default occurs and is continuing, the applicable trustee is not under any obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders unless those holders have offered to the applicable trustee reasonable security or indemnity. Subject to provisions concerning the rights of the applicable trustee, the holders of a majority in principal amount of the outstanding debt securities of any series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust, or power conferred on the applicable trustee with respect to that series.

    The applicable trustee may withhold notice to the holders of debt securities of any default, except in the payment of principal or interest, if it considers the withholding of notice to be in the best interests of the holders. Other than its duties in case of a default, a trustee is not obligated to exercise any of its rights or powers under the indentures at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the applicable trustee, or exercising any power conferred upon the applicable trustee, for any series of debt securities.

    We are required to furnish to the trustees annually a statement as to compliance with all conditions and covenants under the indentures.

                           Modification and Waivers

    From time to time, we, when authorized by resolutions of our board of directors, and the applicable trustee, without the consent of the holders of debt securities of any series, may amend, waive or supplement the indentures and the debt securities of the series for specified purposes, including, among other things:

  . to cure ambiguities, defects or inconsistencies;

  . to provide for the assumption of our obligations to holders of the debt securities of the series in the case of a merger, consolidation, conveyance or transfer;

  . to add to our events of default or our covenants or to make any change that would provide any additional rights or benefits to the holders of the debt securities of that series;

  . to add or change any provisions of the indenture to facilitate the issuance of bearer securities;

  . to establish the form or terms of debt securities of any series and any related coupons;

  . to secure the debt securities of that series;

  . to maintain the qualification of the indentures under the Trust
    Indenture Act;

  . to make any change that does not adversely affect the rights of any holder;

  . to appoint a successor trustee; or

  . to make provisions with respect to the conversion or exchange rights of holders.

    Other amendments and modifications of the indentures or the related debt securities may be made by us and the applicable trustee with the consent of the holders of at least a majority of the aggregate principal amount of the outstanding debt securities of each series that would be affected, with each series voting as a separate class; provided that no modification or amendment may, without the consent of the holder of each outstanding debt security that would be affected:

  . reduce the principal amount of, or change the stated maturity of the principal of, or reduce the rate or modify the calculation of the rate of interest of the debt securities or any additional amounts, or any premium payable upon the redemption or repayment or otherwise, or change our obligation to pay additional amounts;

  . reduce the amount of the principal of an original issue discount security that would be due and payable upon a declaration of acceleration of the maturity, or the amount provable in bankruptcy;

  . adversely affect the right of repayment at the option of any holder of the debt securities;

  . change the place of payment, currency in which the principal of, any premium or interest on, or any additional amounts with respect to debt securities are payable;

  . impair the right of any holder of the debt securities to institute suit for the enforcement of any payment on the debt securities or after the stated maturity, or, in the case of redemption, on or after the redemption date or, in the case of repayment at the option of any holder of the debt securities, on or after the repayment date;

  . reduce the percentage in principal amount of the outstanding debt securities of any series, the consent of whose holder is required for any supplemental indenture, or the consent of whose holder is required for any waiver of specified defaults hereunder and their consequences provided for in the indentures;

  . reduce the requirements of quorum or voting under the indentures;

  . make any change that adversely affects the right to convert or exchange any of the debt securities for capital stock or other securities in accordance with its terms; or

  . modify the above provisions, except as permitted by the applicable indenture.

    The holders of a majority in aggregate principal amount of the outstanding debt securities of any series may waive compliance by us with specified restrictive provisions of the relevant indenture, including any other restrictive covenants, if any, that may be set forth in the applicable prospectus supplement. The holders of a majority in aggregate principal amount of the outstanding debt securities of any series may, on behalf of all holders of debt securities of that series, waive any past default under the applicable indenture with respect to debt securities of that series and its consequences, except a default in the payment of the principal of, or premium, if any, or interest, if any, on any debt securities of that series or in respect of a covenant or provision which cannot be modified or amended without the consent of a larger fixed percentage or by the holder of each outstanding debt security of the series affected.

                            SATISFACTION; DISCHARGE

    Except as described in this section, we may discharge all of our obligations to holders of the debt securities issued under the indentures, which debt securities have not already been delivered to the applicable trustee for cancellation and which either have become due and payable or are by their terms due and payable within one year, or are to be called for redemption within one year, by depositing with the applicable trustee an amount certified to be sufficient to pay when due the principal, interest and premium, if any, on all outstanding debt securities. However, some of our obligations under the indentures will survive, including with respect to the following:

  . remaining rights to register the transfer, conversion, substitution or exchange of debt securities of the applicable series;

  . rights of holders to receive payments of principal of, and any interest on, the debt securities of the applicable series, and other rights, duties and obligations of the holders of debt securities with respect to any amounts deposited with the applicable trustee; and

  . the rights, obligations and immunities of the applicable trustee under the applicable indenture.

                                   DEFEASANCE

    We will be discharged from our obligations on the debt securities of any series at any time if we deposit with the applicable trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of the series. If this happens, the holders of the debt securities of the series will not be entitled to the benefits of the applicable indenture except for registration of transfer and exchange of debt securities and replacement of lost, stolen or mutilated debt securities.

    Under federal income tax law as of the date of this prospectus, a discharge may be treated as an exchange of the related debt securities. Each holder might be required to recognize gain or loss equal to the difference between the holder's cost or other tax basis for the debt securities and the value of the holder's interest in the trust. Holders might be required to include as income a different amount than would be includable without the discharge. We urge prospective investors to consult their own tax advisers as to the consequences of a discharge, including the applicability and effect of tax laws other than the federal income tax law.

                                 Governing Law

    The indentures and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

                             Regarding the Trustees

    The Trust Indenture Act contains limitations on the rights of a trustee, should it become a creditor of ours, to obtain payment of claims in some cases or to realize on some property received by it in respect of those claims, as security or otherwise. Each trustee is permitted to engage in other transactions with us and our subsidiaries from time to time, provided that if that trustee acquires any conflicting interest it must eliminate that conflict upon the occurrence of an event of default under the relevant indenture, or else resign.

    The Chase Manhattan Bank is the trustee under our senior indenture. We and some of our affiliates maintain banking relationships with The Chase Manhattan Bank. The Chase Manhattan Bank also serves as trustee under other indentures pursuant to which securities of ours and of some of our affiliates are outstanding. It has purchased, and is likely to purchase in the future, our securities and securities of our affiliates. The Chase Manhattan Bank administers its corporate trust business at 450 West 33rd Street, New York, New York 10001, Attention: Capital Markets Fiduciary Services.

                              PLAN OF DISTRIBUTION

    A prospectus supplement will set forth the terms of the offering of the securities offered by that prospectus supplement, including:

  . the name or names of any underwriters and the respective amounts of the securities underwritten or purchased by each of them;

  . the initial public offering price of those securities and the proceeds to us, if any, and any discounts, commissions or concessions allowed or paid to dealers;

  . any securities exchanges on which those securities may be listed; and

  . the number of common shares to be sold by the selling security holders, as defined in the section below entitled "Selling Security Holders," if any.

    If underwriters are used in the sale of any securities, those securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Those securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase those securities will be subject to conditions precedent and the underwriters will be obligated to purchase all of those securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or paid to dealers may be changed from time to time.

    The securities may be sold directly by us or through agents designated by us from time to time. Any agent involved in the offer or sale of the securities in respect of which a prospectus supplement is delivered will be named, and any commissions payable by us to the agent will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

    If so indicated in the applicable prospectus supplement, we will authorize underwriters, dealers or agents to solicit offers by institutional investors to purchase the securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. There may be limitations on the minimum amount that may be purchased by any institutional investor or on the portion of the aggregate principal amount of the particular securities that may be sold pursuant to those arrangements. Institutional investors to which offers may be made, when authorized, include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions approved by us, if applicable. The obligations of any purchasers pursuant to delayed delivery and payment arrangements will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of those contracts.

    Securities offered other than our common shares may be a new issue of securities with no established trading market. Any underwriters to whom those securities are sold by us for public offering and sale may make a market in those securities, but those underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or the trading markets for those securities.

    Selling security holders, as described in the section below entitled "Selling Security Holders," may sell their common shares, and this prospectus may be delivered in conjunction with those sales. We will not receive any proceeds from the sale of common shares by the selling security holders.

    The selling security holders may sell their common shares in connection with one or more offerings of common shares by Markel as described in the applicable prospectus supplement. The selling security holders and any underwriters, broker-dealers or agents that participate with the selling security holders in the distribution of their common shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission received by them and any profit on the resale of any common shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

    The selling security holders will be subject to the applicable provisions of the Securities Exchange Act, and the rules and regulations under it, including the applicable provisions of Regulation M. Regulation M may restrict specified activities of the selling security holders and may limit the timing of purchases and sales of any common shares by the selling security holders. Also, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of that distribution, subject to specified exceptions or exemptions.

    Agents and underwriters may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the agents or underwriters may be required to make. Agents and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

                            SELLING SECURITY HOLDERS

    The following table sets forth, as of January 18, 2001, information on common share ownership by the selling security holders which in each case represents all the common shares beneficially owned by each selling security holder. The registration of the selling security holders' common shares does not necessarily mean that the selling security holders will offer or sell any of their shares.

                                                   Common Shares
                                                   Beneficially
                                                    Owned Prior  Common Shares
                                                      to This     Offered for
Name of Selling Security Holders (1)                Offering(2)      Sale
------------------------------------               ------------- -------------
DLJMB Overseas Partners, C.V. ....................    142,339       142,339
DLJ International Partners, C.V. .................     67,748        67,748
DLJ Offshore Partners, C.V. ......................      3,927         3,927
DLJ First ESC L.P. ...............................     37,666        37,666
DLJ Merchant Banking Funding, Inc. ...............     60,622        60,622
Donaldson, Lufkin & Jenrette Securities
 Corporation......................................      8,758         8,758

--------
(1) The address of the selling security holders is c/o CSFB Private Equity, 277 Park Avenue, New York, New York 10172.
(2) In accordance with the SEC's rules, beneficial ownership means voting and investment power with respect to the common shares shown in the table.

    Donaldson, Lufkin & Jenrette, an affiliate of the selling security holders, has performed investment banking services for Markel and its subsidiary Terra Nova (Bermuda) Holdings Ltd., which Markel acquired in March 2000. Before Markel's acquisition of Terra Nova, two members of the board of directors of Terra Nova were Managing Directors of Donaldson, Lufkin & Jenrette or one or more of its affiliates. Donaldson, Lufkin & Jenrette served as financial advisors to Terra Nova and rendered an opinion to the Terra Nova board of directors regarding the fairness to Terra Nova shareholders of the consideration to be received in connection with Markel's acquisition of Terra Nova. Markel, the selling security holders and other Terra Nova shareholders entered into a registration rights agreement covering the Markel common shares and other securities received in connection with Markel's acquisition of Terra Nova. The common shares of the selling security holders are being registered pursuant to their "piggyback" registration rights under that registration rights agreement.

                             ABOUT THIS PROSPECTUS

    This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under the shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $420,000,000. In addition, the selling security holders may sell up to 321,060 of our common shares. This prospectus provides you with a general description of the securities we or the selling security holders may offer. Each time we or the selling security holders sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement, together with additional information described under the heading "Where You Can Find More Information About Markel."

               WHERE YOU CAN FIND MORE INFORMATION ABOUT MARKEL

    We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, which requires us to file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. You may also inspect our filings at the regional offices of the SEC located at Citicorp, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048, or over the Internet at the SEC's home page at http://www.sec.gov.

    Our common shares are listed on the New York Stock Exchange under the symbol "MKL." Our reports, proxy statements and other information may also be read and copied at the New York Stock Exchange at 30 Broad Street, New York, NY 10005.

               INCORPORATION OF INFORMATION WE FILE WITH THE SEC

    The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information and the information in the prospectus. We incorporate by reference the documents listed below and any future filings made by Markel Corporation with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities covered by this prospectus:

    Markel Corporation, formerly Markel Holdings, Inc., SEC filings, file no. 001-15811:

  1.  Our Annual Report on Form 10-K for the year ended December 31, 1999;

  2. Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000, and September 30, 2000 (as amended by Form 10-Q/A on November 13, 2000);

  3. Our Current Reports on Form 8-K dated March 24, 2000, April 14, 2000, June 2, 2000, and June 14, 2000;

  4. The description of our capital stock contained in our Form 8-A filed on April 7, 2000 under Section 12(b) of the Securities Exchange Act of 1934; and

  5. The description of our contingent value rights contained in our Form S-4 filed on February 7, 2000 under the Securities Act of 1933 (Registration No. 333-88609).

    Markel Corporation, now Markel North America, Inc., SEC filings, file no. 1-13051:

  1.  Annual Report on Form 10-K for the year ended December 31, 1999.

    Terra Nova (Bermuda) Holdings Ltd., acquired on March 24, 2000, SEC filings, file no. 1-13834:

  1.  Annual Report on Form 10-K for the year ended December 31, 1999.

  2. Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000, and September 30, 2000; and

  3. Current Reports on Form 8-K filed on April 10, 2000, April 21, 2000, and May 5, 2000.

    You may request a copy of these filings at no cost, by writing or telephoning the office of Investor Relations, Markel Corporation, 4521 Highwoods Parkway, Glen Allen, Virginia 23060, telephone: (804) 747-0136, or e-mail Bruce Kay, Vice President of Investor Relations at bkay@markelcorp.com.

                                 LEGAL MATTERS

    The validity of the securities in respect of which this prospectus is being delivered will be passed on for us by McGuireWoods LLP, Richmond, Virginia. Leslie A. Grandis, a partner in McGuireWoods LLP is Secretary and a member of the Board of Directors of our company. As of January 17, 2001, partners of McGuireWoods LLP owned 26,923 of our common shares, or less than 1% of our common shares outstanding on that date.

                                    EXPERTS

    The consolidated financial statements of Markel Corporation, now Markel North America, as of December 31, 1999 and December 31, 1998 and for each of the years in the three-year period ended December 31, 1999 and the financial statements of Markel Holdings, Inc., now Markel Corporation, as of December 31, 1999 and for the period from August 25, 1999, inception, through December 31, 1999 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of that firm as experts in accounting and auditing.

    The consolidated financial statements of Terra Nova (Bermuda) Holdings, Ltd. as of December 31, 1999 and December 31, 1998 and for each of the years in the three-year period ended December 31, 1999 have been incorporated by reference herein in reliance upon the report of PricewaterhouseCoopers, independent certified public accountants, incorporated by reference herein, and upon the authority of that firm as experts in accounting and auditing.

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   No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

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                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                            Page
                                                                            ----
Summary....................................................................  S-4
Risk Factors...............................................................  S-8
Selected Financial Information.............................................  S-9
Use of Proceeds............................................................ S-10
Capitalization............................................................. S-10
Markel Corporation......................................................... S-11
Recent Developments........................................................ S-22
Common Share Price Range and Dividends..................................... S-26
Selling Security Holders................................................... S-27
Underwriting............................................................... S-28
Validity of the Common Shares.............................................. S-29

                                  Prospectus

Prospectus.................................................................    1
Markel Corporation.........................................................    2
Unaudited Pro Forma Condensed Financial Information........................    2
Risk Factors...............................................................    6
Note On Forward-Looking Statements.........................................    7
Ratio of Earnings to Fixed Charges.........................................    8
Use of Proceeds............................................................    8
Description of Capital Stock...............................................    8
Description of Warrants....................................................   11
Description of Debt Securities.............................................   12
Plan of Distribution.......................................................   21
Selling Security Holders...................................................   23
About this Prospectus......................................................   23
Where You Can Find More Information about Markel...........................   24
Incorporation of Information We File With the SEC..........................   24
Legal Matters..............................................................   25
Experts....................................................................   25

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                                   1,200,000

                              Markel Corporation

                                 Common Shares

                                  -----------
                         [LOGO OF MARKEL CORPORATION]

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                             Goldman, Sachs & Co.

                          Credit Suisse First Boston

                              Merrill Lynch & Co.

                        Cochran, Caronia Securities LLC

                              Ferris, Baker Watts
                                 Incorporated

                            Legg Mason Wood Walker
                                 Incorporated


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